As filed with the Securities and Exchange Commission on December 17, 2003

Registration No. 333-110600

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under  THE SECURITIES ACT OF 1933

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3743	25-1615902
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1001 Air Brake Avenue

Wilmerding, Pennsylvania 15148

412-825-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alvaro Garcia-Tunon

Senior Vice President, Chief Financial Officer and Secretary

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, Pennsylvania 15148

412-825-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David L. DeNinno, Esq.

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, PA 15219

412-288-3131

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier, effective statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

As filed with the Securities and Exchange Commission on December 17, 2003

PROSPECTUS

Offer to Exchange

6.875% Senior Notes due 2013

which have been registered under the Securities Act of 1933

for all outstanding 6.875% Senior Notes due 2013

($150,000,000 aggregate principal amount outstanding)

of

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

We are offering to exchange up to $150,000,000 aggregate principal amount of 6.875% Senior Notes due 2013 (which we refer to as the exchange notes) which will be registered under the Securities Act of 1933, as amended, for up to $150,000,000 aggregate principal amount of our issued and outstanding 6.875% Senior Notes due 2013 (which we refer to as the original notes).

The terms of the exchange offer are summarized below and more fully described in this prospectus.

•	The exchange offer will expire at 5:00 p.m., New York City time, on January 23, 2004, unless extended.

•	We will exchange all original notes that are validly tendered and not withdrawn before the exchange offer expires for an equal principal amount of exchange notes which are registered under the Securities Act.

•	You may withdraw tenders of original notes at any time before the exchange offer expires.

•	The exchange of original notes for exchange notes will generally not be a taxable event for U.S. federal income tax purposes.

•	We can amend or terminate the exchange offer.

•	The terms of the exchange notes will be substantially identical to the original notes, except that the transfer restrictions and registration rights relating to the original notes will not apply to the exchange notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

Please refer to “Risk factors” beginning on page 11 of this prospectus for a discussion of risks you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 19, 2003.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. This prospectus incorporates important business and financial information about us that is not included in this prospectus. You may obtain a copy of this information, without charge, as described in the “Where you can find more information” section. In order to obtain timely delivery, please provide us with at least five business days’ notice. To ensure the timely delivery of any requested information with regard to this exchange offer, we must receive your request for information no later than January 15, 2003. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.

In this prospectus, “we,” “us,” “our,” “Wabtec,” and the “Company” refer to Westinghouse Air Brake Technologies Corporation and its consolidated subsidiaries unless otherwise specified.

i

FORWARD-LOOKING STATEMENTS

We believe that all statements other than statements of historical facts included in this prospectus, including certain statements under “Business” and “Management’s discussion and analysis of financial condition and results of operations,” may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that our assumptions and expectations are correct.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and industry conditions

•	materially adverse changes in economic or industry conditions generally or in the markets served by us, including North America, South America, Europe, Australia and Asia;

•	demand for freight cars, locomotives, passenger transit cars, buses and related products and services;

•	reliance on major original equipment manufacturer customers;

•	original equipment manufacturers’ program delays;

•	demand for services in the freight and passenger rail industry;

•	demand for our products and services;

•	recovery in our industry, and in particular, orders either being delayed, cancelled, not returning to historical levels, or reduced or any combination of the foregoing;

•	consolidations in the rail industry;

•	continued outsourcing by our customers;

•	industry demand for faster and more efficient braking equipment; or

•	fluctuations in interest rates;

Operating factors

•	supply disruptions;

•	technical difficulties;

•	changes in operating conditions and costs;

•	successful introduction of new products;
•	labor relations;

•	completion and integration of acquisitions; or

•	the development and use of new technology;

Competitive factors

•	the actions of competitors;

Political/governmental factors

•	political stability in relevant areas of the world;

•	future regulation/deregulation of our customers and/or the rail industry;

•	levels of governmental funding on transit projects, including for some of our customers;

•	political developments and laws and regulations; or

•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental, asbestos-related matters and pension liabilities; and

Transaction or commercial factors

•	the outcome of negotiations with partners, governments, suppliers, customers or others.

The factors discussed under the heading “Risk factors” and elsewhere in this prospectus are not necessarily all of the important factors that could cause our results to differ materially from expected results. Other factors could cause actual results to vary materially from expected results. Forward-looking statements speak only as of the dates they were made and we undertake no obligation to update them, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we may make in our reports filed with the Securities and Exchange Commission (“SEC”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Current Report on Form 8-K filed on October 22, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Current Reports on Form 8-K dated July 11, 2003, July 25, 2003, October 22, 2003 and November 18, 2003.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

As used in this prospectus, the term “prospectus” means this prospectus, including the documents incorporated by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) and a copy of any or all other contracts or documents which are referred to in this prospectus. You may request a copy of these filings at the address and telephone number set forth above.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. We encourage you to read this entire prospectus and the documents to which this prospectus refers or are incorporated by reference herein. You should read the following summary together with the “Risk factors” included elsewhere in this prospectus and consolidated financial statements and the notes to those statements incorporated by reference in this prospectus before making an investment decision.

Our Company

We are one of the largest providers in North America of value-added, technology-based equipment and services for the global rail industry. We believe we hold a greater than 50% market share in North America for our primary braking-related equipment and a number 1 or number 2 position in North America for most of our other product lines. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars and passenger transit vehicles. Our primary products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. We are a “Tier-1 “ supplier, with approximately 46% of our net sales in 2002 made directly to Original Equipment Manufacturers (OEMs), such as GE Transportation Systems (GETS), the Electro-Motive Division of General Motors Corporation (EMD), Bombardier Transportation, DaimlerChrysler Corporation and Trinity Transportation, Inc. In 2002, approximately 84% of our net sales were to customers in North America. For the twelve months ended September 30, 2003, our net sales and EBITDA, as defined herein, were $689.2 million and $67.0 million, respectively.

We provide our products and services through two principal business segments, the Freight Group and the Transit Group. The Freight Group manufactures and services components for new and existing freight cars and locomotives, while the Transit Group does the same for passenger transit vehicles, typically subways and buses. Both business segments serve OEMs and provide aftermarket services. In 2002, the Freight Group accounted for 64% of our total net sales, and the Transit Group accounted for the remaining 36%. In 2002, the Freight Group generated 34% of its net sales from OEMs and Class I railroads and 66% of its net sales from the aftermarket, while the Transit Group generated 69% of its net sales from OEMs and 31% of its net sales from the aftermarket. A summary of our leading product lines across both of our business segments is outlined below.

•      Brakes and related components

•      Brake assemblies

•      Draft gears, couplers and slack adjusters

•      Air compressors and dryers

•      Railway electronics, including event recorders, control and monitoring equipment, and end of train devices

•      Friction products

•      Rail and bus door assemblies

•      Heat exchangers and cooling systems

•      Sanitation systems and locomotive refrigerators

•      Switcher and commuter locomotives

•      Heating, ventilation and air conditioning systems

We manufacture, sell and service high-quality electronics for railroads in the form of on-board systems and braking for locomotives and freight cars. We design our products to protect them from severe conditions, including extreme temperatures and high-vibration environments.

Recently, we have concentrated our new product development on extending electronic technology to braking and control systems.

We have become a leader in the rail industry by capitalizing on the strength of our existing products, technological capabilities and new product innovation. Our new product development effort has focused on electronic technology for brakes and controls. Over the past several years, we introduced a number of significant new products including electronic brakes and Positive Train Control equipment that encompasses onboard digital data and global positioning communication protocols. The Transit Group also focuses on new product development and has introduced a number of new products during the past several years. Supported by our technical staff of over 500 engineers, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers. We currently own over 2,000 patents worldwide, 500 domestic patents, and over the last three years, we have filed for more than 150 U.S. patents in support of our evolving product lines.

Industry environment

We expect increased demand for our products as the U.S. economy recovers, government transit spending increases and Class I railroads, utilities and leasing companies begin to reinvest in their fleets after deferring capital spending during the difficult U.S. economic environment since 2001. We anticipate that this increased capital spending will positively impact rail industry fundamentals, which have shown gradual improvement over the past few quarters, as evidenced by better-than-expected freight car orders and backlog. For example, freight car deliveries increased to 8,251 in the third quarter of 2003, an increase of 12% over the prior quarter and up 68% over the prior year. The table below demonstrates the improving trends in the freight car segment of the rail industry:

	Orders	Deliveries	Backlog
First quarter 2002	2,637	3,855	24,055
Second quarter 2002	6,973	4,155	9,281
Third quarter 2002	10,135	4,925	14,491
Fourth quarter 2002	8,712	4,801	18,402
First quarter 2003	11,767	6,614	24,055
Second quarter 2003	16,693	7,365	33,383
Third quarter 2003	6,726	8,251	31,858

Source: Railway Supply Institute

In mid-2002, Metropolitan Transit Authority of New York awarded a $1.0 billion contract to ALSTOM Transportation Inc., in partnership with Kawasaki Rail Car, Inc., for the production of 660 transit cars with the option for an additional 1,040 cars priced at $1.4 billion, making it the largest such contract in New York City history. The cars are expected to be delivered beginning in 2006. WABCO Transit, a Wabtec division, has recently been awarded the contract, valued at $60 million, to be the exclusive supplier of brakes, couplers and current collectors for the base order of 660 cars. If New York City exercises the option for the additional 1,040 cars, the total value of this order could be $150 million. Design work on the contract has already started, with prototypes to be delivered in 2004. In addition, we continue to negotiate to supply door assemblies for the cars. Under our previous contracts with Kawasaki Rail Car, Inc. and Bombardier Transportation, which were completed in 2002, we were the exclusive provider of brakes, doors, current collectors and couplers to 1,630 transit cars for the Metropolitan Transit Authority of New York.

Separately, the U.S. Federal Government is considering a new proposal that would provide transportation funding of $7.2 billion in fiscal 2004, with 2% annual increases through 2009.

See “Risk factors — Recent announcements made by ALSTOM SA, the parent of ALSTOM Transportation Inc. which is a substantial customer of ours, could affect our future business results.”

Competitive strengths

Our key strengths include:

•	Leading market positions in core products. Dating back to 1869 and George Westinghouse’s invention of the straight air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. We have leveraged our leading position by focusing on research and engineering to expand beyond pneumatic braking system components to supplying integrated parts and assemblies for the locomotive through the end-of-train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, highly engineered compressors and heat exchange systems for locomotives and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, brake shoes and electronic end-of-train devices. Additionally, we are a leading provider of complete door systems and couplers for passenger and transit vehicles. Wabtec has a market share of approximately 50% in North America for our braking-related equipment and has a number 1 or number 2 position in North America for most of its other product lines.

•	Breadth of product offering with a stable mix of OEM and aftermarket business. We believe our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train. In addition, our existing installed base provides us with a competitive advantage in serving the aftermarket, as customers usually prefer the original product manufacturer to provide service and maintenance on products they purchase. Over the last several years, approximately 50% of our total net sales have come from our aftermarket products and services business.

•	Leading design and engineering capabilities. We believe a hallmark of our relationship with our customers has been our leading design and engineering practice. With over 500 domestic patents and approximately 2,000 worldwide, our dedicated staff of over 500 engineers has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the federal transit authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the profitability of our customers, but also to improve the overall safety of the railways through continuous product improvement.

•	Significant barriers to entry. We believe that there are a number of company- and industry-specific factors that represent meaningful barriers to entry:

•	Proprietary product offering. We have an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provides us with a competitive advantage.

•	Substantial installed base. We believe our installed base presents a meaningful barrier to entry in both the new product market and the aftermarket. As OEMs and Class I railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, new products must be designed to be interoperable with existing equipment. We believe our dedicated research and development staff and comprehensive product offering enables us to leverage our installed base to maintain our leadership position with OEMs and the Class I railroads. Similarly, we believe our substantial installed base makes us a preferred supplier in the aftermarket, as end-users typically prefer to source performance and safety-related replacement parts and service from the original product supplier.

•

Regulatory nature of the rail industry. Oversight of the rail industry is governed by a number of federal regulatory agencies, including the National Transportation Safety Board (NTSB), the Federal Railroad Administration (FRA) and the Association of American Railroads (AAR). These groups mandate rigorous manufacturer certification and new product testing and approval processes that we believe are difficult for new entrants to cost-effectively and efficiently meet without the scale and extensive experience we possess.

•	Experienced management team. Our management team has over 150 years of combined experience with the Company, and has implemented numerous initiatives that have enabled us to manage the sharp cyclical downturn in the rail supply market in 2001 and 2002. Our management team has implemented the Wabtec Quality and Performance System (QPS), an ongoing program that focuses on “lean manufacturing” principles and continuous improvement across all aspects of our business. In addition, in 2001, we completed a plan to eliminate excess manufacturing capacity by closing several facilities, realigning operations, reducing head count and divesting certain non-core assets. Since 2000, we have also reduced our debt by approximately $350 million, lowering our percentage of debt to book capitalization from 73% at December 31, 2000 to 46% at September 30, 2003. Through these kinds of initiatives, our management team has improved our cost structure, operating leverage and financial flexibility and placed us in an excellent position to benefit from growth opportunities in an improving operating environment.

Business strategy

Our primary goal is to gain market share and operate efficiently by executing the following four-point plan:

•	Expand systems offerings as “Tier 1” supplier. We are currently a “Tier I” supplier to OEMs in certain markets, but desire to expand our business with these customers to become an even more integral part of their operations. We plan to focus on integrating our electronic, pneumatic and mechanical technologies within and across business units and combining them as a complete package. Increasingly, customers will be able to purchase complete assemblies from us, rather than purchasing individual components from multiple suppliers. This will likely improve reliability and reduce product integration issues. We expect this capability to strengthen our position against competitors that do not have the breadth and depth of our product line. In addition, we will have the opportunity to service these assemblies in the aftermarket as they require replacement, upgrade or repair. In this way, we expect to increase the installed base of our products over time.

•	Accelerate new product and service development. During the recent industry downturn, we maintained research and development spending at historical levels and continued to fund major development projects, and we will continue to emphasize research and development to create new and improved products. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits for relatively low investments. In addition, we are focused on expanding the level and type of aftermarket services that we currently provide to customers. In this way, we expect to take advantage of the industry trend toward outsourcing, as railroads and transit authorities focus on their core function of transporting goods and people, rather than maintaining and servicing their equipment.

•	Expand globally. Our net sales outside of North America totaled 16% in 2002, and we believe that international markets represent a significant opportunity for future growth. We intend to increase our existing international sales through strategic acquisitions, direct sales of products through our existing subsidiaries and licensees and joint ventures with railway suppliers having a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, China, India, Russia, South Africa, South America and select areas within Europe.

•

Continuous improvement through lean principles. We intend to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through QPS and employee-directed initiatives such as

Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, lead time and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product quality and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. Over time, we expect these lean initiatives to enable us to increase profit margins, which would improve cash flow and strengthen our ability to invest in new product and service programs.

Industry overview

Our operating results are strongly influenced by the level of activity, financial condition and capital spending plans of the global railroad industry, which in large part is driven by the overall health and growth prospects of the national and local economies in the markets we serve. In global freight rail markets, rail traffic, in terms of revenue ton-miles and carloadings, is a key factor underlying the demand for our products and services. Additionally, railroads continuously seek to increase the efficiency and productivity of their rail operations to improve profitability, which results in the purchase of new, more efficient equipment. In global transit markets, government investment in public transportation and ridership levels are key factors underlying the demand for our products and services.

Demand for North American locomotive and freight car products is driven by a number of factors, including:

•	Rail traffic revenue ton-miles and carloadings. In 2002, revenue ton-miles increased approximately 1% and car loadings decreased approximately 1% compared to 2001, which we believe reflects North America’s relatively slow economic growth during the year. In response to the slow economy and little growth in rail traffic, we believe railroads deferred maintenance on some of the existing locomotives and freight cars in their fleets, which reduced our aftermarket sales. As the economy and rail traffic strengthen, we expect that railroads may return to a more typical pattern of maintenance spending.

•	OEM demand for new locomotives. Currently, the active locomotive fleet in the North American market numbers approximately 20,000 units. The average number of new locomotives delivered in each of the past 10 years was about 1,000 annually. In 2002, deliveries of new, heavy-haul locomotives were 969, down from 1,085 in 2001. In 2003, we expect the industry to deliver about 700 new locomotives. Our expectation is that the locomotive market will increase to about 1,000 units in 2004 as railroads opt to purchase new units before stricter U.S. federal government emissions standards take effect in January 2005.

•	OEM demand for new freight cars. Currently, the active freight car fleet in North America numbers approximately 1.3 million. The average number of new freight cars delivered in each of the past 10 years was about 50,000 annually. In 2002, new freight car deliveries were substantially below the 10-year average for the second consecutive year (17,736, compared to 34,260 in 2001), which we believe was due to abnormally high purchases in 1998-99 (about 75,000 units each year). Year-to-date results indicate that about 30,000 new cars will be delivered this year, well below average and below the 40,000 units we view as a normal replacement demand. It is our belief that the delivery rate for the next several years may increase, as railroads and leasing companies recognize the benefit of new technology and specialty cars designed to increase and maintain safety and efficiency.

Demand for North American transit products is driven by a number of factors, including:

•

Replacement; building and/or expansion programs of transit authorities. These programs are funded in part by national and local government programs. Currently, the U.S. federal government is considering new spending legislation, known as SAFETEA, that would provide federal funding for transit projects for the fiscal years 2004-09. Although the amount of future funding is yet to be finalized, the current legislation calls for a funding level of about $7.2 billion in fiscal 2004 (about the same as in fiscal year

2003), with annual increases of about 2% per year through fiscal 2009. The amount of funding in the legislation will have an impact on the capital spending plans of transit authorities. In recent years, strong U.S. federal funding for transit projects has served as a countercyclical balance during the downturn in our freight rail markets.

The average annual number of new transit car deliveries over the past 10 years is about 600 units. Due to strong funding levels under previous federal legislation, transit authorities, particularly in New York City, have increased purchases of new vehicles in recent years. In 2002, for example, 1,230 new transit cars were delivered. In 2003, we expect transit car deliveries to be about 700 units, reflecting the completion of a major order by the Metropolitan Transportation Authority of New York, which owns about 40% of the transit vehicles in North America. In late 2002, New York City placed another major order for new subway cars, with deliveries expected to begin in 2006. As a result, management expects the annual transit vehicle delivery rate to be in the range of 500-800 units for the next several years.

•	Ridership levels. Ridership on U.S. transit vehicles increased steadily from 1995-2001. In 2002, ridership decreased for the first time since 1995 due to higher unemployment levels in the U.S. The lower ridership level, as well as government funding cutbacks, negatively impacted aftermarket spending in 2002 and that trend has continued in 2003. We believe, however, that the current underspending will create a pent-up demand for maintenance and service work if ridership and funding levels increase in future years.

Recent developments

On November 14, 2003 we completed our secondary offering of 4,846,000 shares of common stock at $14.68 per share. The shares were sold by Charlesbank Equity Fund II, Limited Partnership, the successor to Harvard Private Capital Holdings, Inc.; Vestar Equity Partners, L.P. and Vestar Capital Partners, Inc., all of which held the shares since 1997 or prior. The shares represent 11.1 percent of total shares outstanding.

Additionally, the underwriters purchased an additional 726,900 shares from us pursuant to an overallotment option. The managing underwriters for the offering were Credit Suisse First Boston and Morgan Stanley as joint bookrunners, and BB&T Capital Markets and Morgan Keegan as co-managers.

A registration statement relating to these securities was filed on Oct. 23, 2003 with the Securities and Exchange Commission, and was declared effective by the Securities and Exchange Commission on Nov. 10, 2003.

The Exchange Offer

Background

On August 6, 2003, we completed a private placement of the original notes. In connection with that private placement, we entered into a registration rights agreement in which we agreed to deliver this prospectus to you and to make an exchange offer. This exchange offer is intended to satisfy the exchange and registration rights granted to the initial purchasers of the original notes in the registration rights agreement. Except in the limited circumstances described below, after the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your original notes.

Exchange notes

Up to $150,000,000 of 6.875% notes due 2013. The terms of the exchange notes and the original notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the original notes.

The exchange offer	We are offering to exchange the original notes for a like principal amount of exchange notes. Original notes may only be exchanged in integral principal multiples of $1,000.

Expiration date; withdrawal of tender

Our exchange offer will expire 5:00 p.m., New York City time, on January 23, 2004, or a later time if we choose to extend the exchange offer. You may withdraw your tender of original notes at any time prior to the expiration date. All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged. Any original notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.

Resales of exchange notes

Based on interpretive letters of the SEC staff to third parties, we believe that you can offer for resale, resell and otherwise transfer the exchange notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you acquire the exchange notes in the ordinary course of business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities, or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. We have agreed that for a period of 180 days after the expiration date (as defined herein) we will keep the prospectus current and make it available for this purpose to broker-dealers who request it in writing for such use. See “Plan of distribution.”

Conditions to the exchange offer

Our obligation to accept for exchange, or to issue the exchange notes in exchange for, any original notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by the staff of the SEC, or any order of any governmental agency or court of law. See “The exchange offer — Conditions to the exchange offer.”

Procedures for tendering notes held in the form of book-entry interests	The original notes were issued as global securities and were deposited upon issuance with the Trustee, as custodian for The Depository Trust

Company (“DTC”). The Trustee issued certificateless depositary interests in those outstanding original notes, which represent a 100% interest in those original notes, to DTC. Beneficial interests in the outstanding original notes, which are held by direct or indirect participants in DTC through the certificateless depository interest, are shown on, and transfers of the original notes can only be made through, records maintained in book-entry form by DTC.

You may tender your outstanding original notes:

•	through a computer-generated message transmitted using DTC’s transfer procedures and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

•	by sending a properly completed and signed letter of transmittal, which accompanies this prospectus, and other documents required by the letter of transmittal, or a facsimile of the letter of transmittal and other required documents, to the exchange agent at the address on the cover page of the letter of transmittal;

and either:

•	a timely confirmation of book-entry transfer of your outstanding original notes into the exchange agent’s account at DTC, under the procedure for book-entry transfers described in this prospectus under the heading “The exchange offer-Book entry transfers” must be received by the exchange agent on or before the expiration date; or

•	the documents necessary for compliance with the guaranteed delivery described in “The exchange offer-Guaranteed delivery procedures” must be received by the exchange agent on or before the expiration date.

United States federal income tax considerations

The exchange offer should not result in any income, gain or loss to the holders of original notes or to us for United States federal income tax purposes. See “Certain U.S. federal income tax considerations.”

Use of proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

The proceeds from the offering of the original notes were used to reduce revolving credit borrowings under our credit agreement to approximately $40.0 million and for general corporate purposes.

Exchange agent	The Bank of New York is serving as the exchange agent for the exchange offer.

Shelf registration statement	In limited circumstances, holders of original notes may require us to register their original notes under a shelf registration statement. See “The exchange offer — Shelf registration.”

THE EXCHANGE NOTES

The terms of the exchange notes and those of the original notes are substantially identical, except that the transfer restrictions and registration rights relating to the original notes do not apply to the exchange notes. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of exchange notes.”

Issuer	Westinghouse Air Brake Technologies Corporation.

Notes offered	$150,000,000 aggregate principal amount of 6.875% Senior Notes due 2013.

Maturity date	July 31, 2013.

Interest rate	6.875% per year.

Interest payment dates	January 31 and July 31 of each year, beginning on January 31, 2004.

Guarantees	Each of our subsidiaries guaranteeing our credit agreement will unconditionally guarantee the exchange notes on a senior unsecured basis.

Ranking

The exchange notes will be our unsecured senior obligations and will rank equally with all of our existing and future senior debt and rank senior to all of our existing and future senior subordinated debt. The exchange notes will be effectively subordinated to all of our existing and future secured debt, to the extent of the value of the assets securing such debt.

The guarantees by our subsidiaries will rank equally with existing and future senior debt of such subsidiaries. The guarantees by our subsidiaries will be effectively subordinated to all of the existing and future secured debt of such subsidiaries, to the extent of the value of the assets securing such debt.

Equity clawback

We may redeem up to 35% of the aggregate principal amount of the exchange notes using the proceeds from certain public equity offerings completed on or before July 31, 2006. See “Description of exchange notes — Equity clawback.”

Change of control and asset sales

If we experience specific kinds of changes of control, we will be required to make an offer to purchase the exchange notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. See “Description of exchange notes — Change of control.”

If we sell assets under certain circumstances, we will be required to make an offer to purchase the exchange notes at the prices listed in “Description of exchange notes — Repurchase at option of holder.”

Certain covenants	The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt and issue preferred stock;

•	make certain distributions, investments and other restricted payments;

•	create certain liens;

•	enter into transactions with affiliates;

•	restrict distributions to us from our restricted subsidiaries;

•	merge, consolidate or sell substantially all of our assets;

•	limit the ability of our subsidiaries to incur indebtedness and issue preferred stock;

•	enter into sale/leaseback transactions; and

•	sell assets.

These covenants are subject to important exceptions and qualifications. See “Description of exchange notes — Certain covenants.”

Covenant suspension

At any time when the notes are rated investment grade by both Moody’s and S&P and no default or event of default has occurred and is continuing under the indenture, we and our subsidiaries will not be subject to certain of the foregoing covenants. See “Description of exchange notes — Suspension of covenants.”

Listing	We do not intend to list the exchange notes on any securities exchange.

Further Issues

We may from time to time, without notice to or the consent of the holders of the exchange notes, create and issue further notes ranking equally and ratably with the exchange notes. Such further notes may be issued under the indenture relating to the exchange notes and will have the same terms and conditions as the exchange notes.

Risk factors	See “Risk factors” for a discussion of certain factors that you should carefully consider before investing in the exchange notes.

RISK FACTORS

You should carefully consider the risks below before making an investment decision. The risks described below are not the only ones facing us. Risks not presently known to us or that we currently consider immaterial may also impact us. Any of these risks could materially adversely affect our business, financial condition, results of operations and the trading price of our common stock.

Risks relating to our indebtedness

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

We have a significant amount of indebtedness. At September 30, 2003 we had total net debt of $163.8 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a disadvantage compared to competitors that have less debt; and

•	limit our ability to borrow additional funds.

The indenture for the exchange notes and our credit agreement contain various covenants that limit our management’s discretion in the operation of our businesses.

The indenture governing the exchange notes and our credit agreement contain various covenants that limit our management’s discretion by restricting our ability to:

•	incur additional debt and issue preferred stock;

•	pay dividends and make other distributions;

•	make investments and other restricted payments; and

•	create liens.

Risks related to our business

Our revenues are subject to cyclical variations in the railway markets and changes in government spending.

The railway industry historically has been subject to significant fluctuations due to overall economic conditions and the level of use of alternate methods of transportation and the levels of federal, state and local government spending on railroad transit projects. In economic downturns, railroads have deferred, and may continue to defer certain expenditures in order to conserve cash in the short term, and reductions in freight traffic may reduce demand for our replacement products.

The passenger transit railroad industry is also cyclical. New passenger transit car orders vary from year to year and are influenced greatly by major replacement programs and by the construction or expansion of transit systems by transit authorities. A substantial portion of our net sales has been, and we expect that a material portion of our future net sales may be, derived from contracts with metropolitan transit and commuter rail authorities and Amtrak. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond our control, such projects may be delayed or cancelled, resulting in a potential loss of new business for us including transit aftermarket and new transit car orders. For example, for the quarter ended September 30, 2003, sales in our Transit Group decreased by 21% as compared to the same quarter the prior year primarily due to lower aftermarket sales. A substantial portion of our transit business is dependent upon aftermarket sales. There can be no assurance that economic conditions will be favorable or that there will not be significant fluctuations adversely affecting the industry as a whole and, as a result, us. In addition, even if an economic recovery occurs, there can be no assurance that demand for our products will match or exceed historical levels.

We are dependent upon key customers.

We rely on several key customers who represent a significant portion of our business. For the fiscal year ended December 31, 2002, five customers accounted for 30% of our net sales and one customer, Bombardier Transportation, accounted for 11% of our net sales in 2002 and 2001. Our top five customers have remained essentially the same over the past three years. While we believe our relationships with our customers are generally good, our top customers could choose to reduce or terminate their relationships with us. In addition, many of our customers place orders for products on an as needed basis and operate in cyclical industries and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. Such customer orders are dependent upon their markets and customers, and may be subject to delays and cancellations. As a result of our dependence on our key customers, we could experience a material adverse effect on our business, results of operations and financial condition if we lost any one or more of our key customers or if there is a reduction in their demand for our products.

Our business operates in a highly competitive industry.

We operate in a competitive marketplace and face substantial competition from a limited number of established competitors in the United States and abroad, some of which may have greater financial resources than us. Price competition is strong and, coupled with the existence of a limited number of cost conscious purchasers, has historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. There can be no assurance that competition in one or more of our markets will not adversely affect us and our results of operations.

We intend to pursue future acquisition strategies that involve a number of inherent risks, any of which may cause us not to realize anticipated benefits.

One aspect of our business strategy is to selectively pursue acquisitions, joint ventures and other business combinations that we believe will improve our market position and realize operating synergies, operating expense reductions and overhead cost savings. Acquisitions, joint ventures and other business combinations involve inherent risks and uncertainties, any one of which could have a material adverse effect on our business and results of operations, including:

•	difficulties in achieving identified financial and operating synergies, including the integration of operations, services and products;

•	diversion of management attention from other business concerns;

•	the assumption of unknown liabilities; and

•	unanticipated changes in the market conditions, business and economic factors affecting such an acquisition.

We cannot assure you that we will be able to consummate any future acquisitions, joint ventures or other business combinations. If we are unable to identify suitable acquisition candidates or to consummate synergistic and strategic acquisitions, we may be unable to fully implement our business strategy and our business and results of operations may be adversely affected as a result. In addition, our ability to engage in strategic acquisitions will be dependent on our ability to raise substantial capital, and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all.

As we introduce new products and services, a failure to predict and react to consumer demand could adversely affect our business.

We have dedicated significant resources to the development, manufacturing and marketing of new products. Decisions to develop and market new transportation products are typically made without firm indications of customer acceptance. Moreover, by their nature, new products may require alteration of existing business methods or threaten to displace existing equipment in which our customers may have a substantial capital investment. There can be no assurance that any new products that we develop will gain widespread acceptance in the marketplace or that such products will be able to compete successfully with other new products or services that may be introduced by competitors.

Prolonged unfavorable economic and market conditions could adversely affect our business.

Unfavorable general economic and market conditions in the United States and internationally (including as a result of terrorist activities and the military response by the United States and other countries) could have a negative impact on our sales and operations. To the extent that these factors result in continued instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely effected.

A growing portion of our sales may be derived from our international operations which exposes us to certain risks inherent in doing business on an international level.

In fiscal year 2002, 16% of our consolidated net sales were derived from sales outside of North America and we intend to expand our international operations in the future. We currently conduct our international operations through a variety of wholly- and majority-owned subsidiaries and joint ventures in Australia, Canada, China, France, India, Italy, Mexico and the United Kingdom. As a result, we are subject to various risks, any one of which could have a material adverse effect on those operations on our business as a whole, including:

•	lack of complete operating control;

•	lack of local business experience;

•	currency exchange fluctuations;

•	foreign trade restrictions and exchange controls;

•	difficulty enforcing intellectual property rights;

•	the potential for nationalization of enterprises; and

•	economic, political and social instability.

In addition, certain jurisdictions have laws that limit the ability of non-U.S. subsidiaries and their affiliates to pay dividends and repatriate cash flows.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

In the ordinary course of business, we are exposed to increases in interest rates that may adversely affect funding costs associated with our variable-rate debt and changes in foreign currency exchange rates. We seek to minimize these risks through the use of interest rate swap contracts and currency hedging agreements. There can be no assurance that any of these measures will be effective. Any material changes in interest or exchange rates could result in material losses to us. For the quarter ended September 30, 2003, our gross margins were negatively impacted by the unfavorable effects of foreign exchange rates on our Canadian operations. Based on our September 30, 2003 capital structure, we do not believe we have any material exposure to changes in interest rates.

We may have liability arising from asbestos litigation.

Actions have been filed against us and certain of our affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Since 2000, the number of such claims has increased. Most of these claims have been made against our wholly-owned subsidiary, Railroad Friction Products Corporation (RFPC), and are based on a product sold by RFPC before we acquired American Standard Inc.’s (ASI) 50% interest in RFPC in 1990. We acquired the remaining interest in RFPC in 1992. These claims include a suit against RFPC by ASI seeking contribution and indemnity for asbestos claims brought against ASI that ASI alleges claim exposure to RFPC’s products.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retained the liabilities for the asbestos-containing products at issue. Neither we nor our affiliates have to date incurred material costs related to these asbestos claims. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with other pending litigation, cannot be estimated with certainty.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of federal, state and local environmental laws and regulations. Although we believe we are in material compliance with all of the various regulations applicable to its business, there can be no assurance that requirements will not change in the future or that we will not incur significant costs to comply with such requirements. There can be no assurance that we will not incur significant environmental costs in the future to comply with such requirements. If we violate or fail to comply with these regulations, we could be fined or otherwise sanctioned by regulators. In addition, these requirements are complex, change frequently and may become more stringent over time. These requirements may change in the future in a manner that could have a material adverse effect on our business.

Our manufacturer’s warranties may expose us to potentially significant claims.

We warrant the workmanship and materials of many of our products. Accordingly, we are subject to a risk of product liability or warranty claims in the event that the failure of any of our products results in personal injury or death, or does not conform to our customers’ specifications. In addition, in recent years, we have introduced a number of new products for which we do not have the same level of historical warranty experience. Although we have not had any material product liability or warranty claims made against us and we currently maintain liability insurance coverage, we cannot assure you that product liability claims, if made, would not exceed our insurance coverage limits or that insurance will continue to be available on commercially acceptable terms, if at all. The possibility exists for these types of warranty claims to result in costly product recalls, significant repair costs and damage to our reputation.

Labor disputes may have a material adverse effect on our operations and profitability.

We collectively bargain with eleven labor unions that represent approximately 35% of our employees. Our current collective bargaining agreements expire in 2004, 2005 and 2006. Failure to reach an agreement could result in strikes or other labor protests which could disrupt our operations. If we were to experience a strike or work stoppage, it would be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. We cannot assure you that we will reach any such agreement or that we will not encounter strikes or other types of conflicts with the labor unions of our personnel. Such labor disputes could have an adverse effect on our business, financial condition or results of operations, could cause us to lose revenues and customers and might have permanent effects on our business.

Recent announcements made by ALSTOM SA, the parent of ALSTOM Transportation Inc. which is a substantial customer of ours, could affect our future business results.

ALSTOM SA, the parent corporation of ALSTOM Transportation Inc., recently announced in filings with the United States Securities and Exchange Commission that “it is conducting an internal review assisted by external accountants and lawyers following receipt of letters earlier alleging accounting improprieties on a railcar contract being executed at the Hornell, New York facility of Alstom Transportation.” In addition, ALSTOM SA has publicly reported that the United States Securities and Exchange Commission and the Federal Bureau of Investigation have opened informal investigations into ALSTOM Transportation Inc. Finally, ALSTOM SA has announced several initiatives to strengthen its balance sheet, including to meet upcoming debt maturities.

At September 30, 2003 our accounts receivable, as stated on our balance sheet, included in the aggregate approximately $6 million due from ALSTOM Transportation Inc. We have ongoing existing and potential business relationships with ALSTOM Transportation Inc. Although no assurances can be given, we do not currently believe that the announcements described in the preceding paragraph or any developments as a result thereof would materially adversely affect us.

From time to time we are engaged in contractual disputes with our customers.

From time to time we are engaged in contractual disputes with our customers regarding routine delivery and performance issues as well as adjustments for design changes and related extra work. These disputes are generally resolved in the ordinary course of business without having a material adverse impact on us. We recently made two separate claims against one of our customers for $3.1 million and $3.6 million, respectively, of additional costs in connection with a contract. Our customer has responded with general assertions provided without support or specificity, of delay damages and costs in the amount of $26.1 million and $4.5 million, respectively. We believe that we have no liability with respect to these disputes.

Risks related to the exchange notes

The exchange notes and the guarantees will be effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness and all indebtedness and other obligations of our nonguarantor subsidiaries.

The exchange notes will not be secured. The exchange notes are effectively subordinated to our and our subsidiaries’ secured indebtedness that we may incur from time to time to the extent of the value of the assets securing that indebtedness and the holders of the exchange notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. At September 30, 2003, we had no secured indebtedness.

In addition, the exchange notes will be structurally subordinated to all of the liabilities and other obligations of our subsidiaries that do not guarantee the exchange notes. In the event of a bankruptcy, liquidation or dissolution of any of the non-guarantor subsidiaries, holders of their indebtedness, their trade creditors and holders of their preferred equity will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. However, under some circumstances, the terms of the exchange notes will permit our non-guarantor subsidiaries to incur additional specified indebtedness.

We may not be able to purchase the exchange notes upon a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the exchange notes by our subsidiaries and require the holders of the exchange notes to return payments received from the subsidiary guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the subsidiary guarantees could be voided, or claims in respect of the subsidiary guarantees could be subordinated to all other debts of a subsidiary guarantor if, either, the subsidiary guarantee was incurred with the intent to hinder, delay or defraud any present or future creditors of any subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and the subsidiary guarantor either:

•	as insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If a subsidiary guarantee is voided, you will be unable to rely on the applicable subsidiary guarantor to satisfy your claim in the event that we fail to make one or more required payments due on the exchange notes. In addition, any payment by such subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to such subsidiary guarantor, or to a fund for the benefit of creditors of such subsidiary guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including the contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we and each subsidiary guarantor believe that, after giving effect to the indebtedness incurred in connection with this offering, no subsidiary guarantor will be insolvent, will have unreasonably small capital for the business in which it is engaged or will have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determination or that a court would agree with our or the subsidiary guarantors’ conclusions in this regard.

Certain covenants contained in the indenture will not be applicable during any period in which the exchange notes are rated investment grade by both Standard & Poor’s and Moody’s.

The indenture provides that certain covenants will not apply to us during any period in which the exchange notes are rated investment grade by both Standard & Poor’s and Moody’s. The covenants restrict, among other things, our ability to pay dividends, incur debt, and to enter into other transactions. There can be no assurance that the exchange notes will ever be rated investment grade, or that if they are rated investment grade, the exchange notes will maintain such rating. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and any such actions that we take while these covenants are not enforce will be permitted event if the exchange notes are subsequently downgraded below investment grade. See “Description of exchange notes — Suspension of covenants.”

There is no public market for the exchange notes and it is unlikely that one will develop.

The exchange notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The initial purchasers have informed us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any such market making at any time without notice. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market for the exchange notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes.

Risks related to our former auditor

Arthur Andersen LLP, our former auditors, audited certain financial information set forth and incorporated by reference in this prospectus. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP.

Arthur Andersen LLP completed its audit of our financial statements as of December 31, 2001 and for the three years then ended and issued its report with respect to such financial statements on February 18, 2002. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corporation.

In May 2002, both our audit committee and our board of directors approved the appointment of Ernst & Young LLP as our independent public accountants to audit our financial statements for fiscal year 2002. Ernst & Young replaced Arthur Andersen, which had served as our independent auditors for over 10 years. We had no disagreements required to be disclosed pursuant to Item 304 of Regulation S-K with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen audited the financial statements that we incorporate by reference in this prospectus as of December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, as set forth in their report. We include these financial statements in reliance on the authority of Arthur Andersen’s experience giving said report.

Arthur Andersen has stopped conducting business before the Commission, has ceased accounting and audit-related practice and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,					Nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of earnings to fixed charges	3.3x	2.0x	1.8x	1.5x	2.2x	2.0x	4.2x

The ratio of earnings to fixed charges is calculated as follows:

    (earnings)

(fixed charges)

For purposes of calculating the ratios, earnings generally consist of:

•	income from continuing operations;

•	plus fixed charges; and

•	minus capitalized interest.

For purposes of calculating the ratios, fixed charges generally consist of:

•	interest expense on debt;

•	the portion of rental expense considered representative of the interest factor; and

•	capitalized interest.

THE EXCHANGE OFFER

Terms of the exchange offer; Period for tendering original notes

On August 6, 2003, we sold the original notes to J.P. Morgan Securities, Inc., Morgan Stanley & Co. Incorporated, BNY Capital Markets, Inc., Morgan Keegan & Company, Inc., ABN AMRO Incorporated, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., NatCity Investments, Inc. and PNC Capital Markets, Inc. (collectively referred to as the initial purchasers) pursuant to a Purchase Agreement dated July 23, 2003. The initial purchasers subsequently resold the original notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. When we sold the original notes, we entered into an exchange and registration rights agreement with the initial purchasers under which we agreed:

•	to prepare and file with the SEC a registration statement under the Securities Act relating to a registered exchange offer;

•	to use our reasonable best efforts to cause the registration statement to become effective under the Securities Act;

•	upon the effectiveness of the registration statement, to offer the exchange notes in exchange for surrender of the original notes; and

•	to keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the original notes.

Subject to terms and conditions detailed in this prospectus, we will accept for exchange original notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on January 23, 2004, as it may be extended in our sole discretion.

As of the date of this prospectus, $150.0 million aggregate principal amount of original notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of original notes known to us.

Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

The form and terms of the exchange notes are the same as the form and terms of the outstanding original notes except that:

•	the exchange notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

•	the provisions for payment of additional interest in case of non-registration will be eliminated;

•	the exchange notes being issued in the exchange offer will not have the registration rights applicable to the original notes; and

•	interest on the exchange notes will accrue from the last interest date to which interest was paid on your original notes or, if none, from the date of issuance.

Outstanding original notes that we accept for exchange will not accrue interest after we complete the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time, on the expiration date. If we extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we extend the exchange offer, original notes that you have previously tendered will still be subject to the exchange offer, and we may accept them.

To the extent we are legally permitted to do so, we reserve the right, in our sole discretion:

•	to delay accepting your original notes;

•	to terminate the exchange offer and not accept any original notes for exchange if any of the conditions have not been satisfied; or

•	to amend the exchange offer in any manner.

Any such delay in acceptance, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of original notes.

Without limiting the manner by which we may choose to give notice of any extension, delay in acceptance, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely press release to a financial news service.

We will promptly return your original notes without expense to you after the exchange offer expires or terminates if we do not accept them for exchange for any reason.

Procedures for tendering original notes

Only you may tender your original notes in the exchange offer. To tender your original notes in the exchange offer, you must:

•	complete, sign, and date the letter of transmittal which accompanied this prospectus, or a copy of it;

•	have the signature on the letter of transmittal guaranteed if required by the letter of transmittal; and

•	mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent;

OR

if you tender your original notes under The Depository Trust Company’s book-entry transfer procedures, arrange for The Depository Trust Company (“DTC”) to transmit an agent’s message to Bank of New York, as exchange agent, at the address set forth below under “Exchange agent” on or before the expiration date.

In addition, either:

•	the exchange agent must receive certificates for outstanding original notes and the letter of transmittal;

•	the exchange agent must receive a timely confirmation of a book-entry transfer of your original notes into the exchange agent’s account at DTC, along with the agent’s message; or

•	you must comply with the guaranteed delivery procedures described below.

An agent’s message is a computer-generated message transmitted to the exchange agent by DTC using its transfer procedures. To tender your original notes effectively, a tendering party must make sure that the exchange agent receives a letter of transmittal and other required documents or an agent’s message before the expiration date. When you tender your outstanding original notes and we accept them, the tender will be a binding agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery to the exchange agent of original notes, letters of transmittal and all other required documents is at your election and risk. We recommend that you use an overnight or hand delivery service instead of mail. If you do deliver by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow enough time to make sure your documents reach the exchange agent before the expiration date. Do not send a letter of transmittal or your original notes directly to us. You may request your brokers, dealers, commercial banks, trust companies, or nominees to make the exchange on your behalf.

Unless you are a registered holder who requests that the exchange notes be mailed to you and issued in your name, or unless you are an eligible institution (as defined below), you must have your signature on a letter of transmittal or a notice of withdrawal guaranteed by an eligible institution. An “eligible institution” is a firm which is a financial institution that is a member of a registered national securities exchange or a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

If the person who signs the letter of transmittal and tenders the original notes is not the registered holder of the original notes, the registered holders must endorse the original notes or sign a written instrument of transfer or exchange that is included with the original notes, with the registered holder’s signature guaranteed by an eligible institution. We will decide whether the endorsement or transfer instrument is satisfactory.

We will decide all questions about the validity, form, eligibility, acceptance, and withdrawal of tendered original notes, and such determination will be final and binding on you. We reserve the absolute right to:

•	reject any and all tenders of any particular original note not properly tendered;

•	refuse to accept any original note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date. This includes the right to waive the ineligibility of any holder who seeks to tender original notes in the exchange offer.

Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of original notes as we will determine. Neither we, the exchange agent nor any other person are under any duty to notify you, nor will we, the exchange agent or any other person incur any liability for failure to notify you, of any defect or irregularity with respect to your tender of original notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any original notes or power of attorney on your behalf, those persons must indicate their capacity when signing, and submit to us with the letter of transmittal satisfactory evidence demonstrating their authority to act on your behalf.

By tendering original notes, you represent to us that:

•	you or any other person acquiring exchange notes for your original notes in the exchange offer is acquiring them in the ordinary course of business;

•	neither you nor any other person acquiring exchange notes in exchange for your original notes is engaging in or intends to engage in a distribution of the exchange notes issued in the exchange offer;

•	neither you nor any other person acquiring exchange notes in exchange for your original notes has an arrangement or understanding with any person to participate in the distribution of exchange notes issued in the exchange offer; and

•

if you or another person acquiring exchange notes for your original notes is a broker-dealer, you will receive exchange notes for your own account, you acquired exchange notes as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, you are a broker-dealer who acquired your original notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of exchange notes acquired in the exchange offer, you or that person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act when reselling the exchange notes.

The delivery of an agent’s message to the exchange agent on your behalf will be deemed a representation by you to the effects stated above.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us in writing before using the prospectus in connection with the resale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished to the broker-dealer copies of any amendment or supplement to the prospectus. We have agreed in the exchange and registration rights agreement that for a period of 180 days after the consummation of the exchange offer we will make this prospectus, as amended or supplemented, available to any broker-dealer.

Broker-dealers who cannot make the representations in the third bullet point of the paragraph above cannot use this exchange offer prospectus in connection with resales of exchange notes.

Acceptance of original notes for exchange; Delivery of exchange notes issued in the exchange offer

We will accept validly tendered original notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered original notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If we do not accept any tendered original notes for exchange because of an invalid tender or other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder. If a holder has tendered original notes by book-entry transfer, we will credit the notes to an account maintained with DTC. We will return certificates or credit the account at DTC as promptly as practicable after the exchange offer terminates or expires.

Book-entry procedures for the global notes

The exchange agent will make a request to establish an account at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of outstanding original notes by causing DTC to transfer those outstanding original notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Procedures. The participant should transmit its acceptance to DTC on or before the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify acceptance, execute a book-entry transfer of the tendered outstanding original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed below under “Exchange agent” on or before the expiration date; or

•	the guaranteed delivery procedures described below must be complied with.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

Guaranteed delivery procedures

If you are a registered holder of outstanding original notes who desires to tender original notes but your original notes are not immediately available, time will not permit your original notes or other required documents to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if:

•	you tender the original notes through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a notice of guaranteed delivery in the form we have provided. The notice of guaranteed delivery will state the name and address of the holder of the original notes being tendered and the amount of original notes being tendered, that the tender is being made and guarantee that within five New York Stock Exchange trading days after the notice of guaranteed delivery is signed, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered outstanding original notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees, and all other documents required by the letter of transmittal, are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal rights

You may withdraw your tender of original notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must make sure that, before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a written notice of withdrawal at one of the addresses below or, if you are a participant of DTC, an electronic message using DTC’s automated procedures.

A notice of withdrawal must:

•	specify the name of the person that tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of the original notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered or be accompanied by documents of transfer; and

•	if you have transmitted certificates for outstanding original notes, specify the name in which the original notes are registered, if different from that of the withdrawing holder, and identify the serial numbers of the certificates.

If you have tendered original notes under the book-entry transfer procedure, your notice of withdrawal must also specify the name and number of an account at DTC to which your withdrawn original notes can be credited.

We will decide all questions as to the validity, form, and eligibility of the notices and our determination will be final and binding on all parties. Any tendered original notes that you withdraw will be not be considered to have been validly tendered. We will return any outstanding original notes that have been tendered but not exchanged, or credit them to DTC’s account, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn original notes before the expiration date by following one of the procedures described above.

Conditions to the exchange offer

We are not required to accept for exchange, or to issue exchange notes in exchange for, any outstanding original notes. We may terminate or amend the exchange offer, if at any time before the acceptance of original notes:

•	any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	if any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939; or

•	there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus, as discussed above.

These conditions are for our sole benefit and we may assert or waive them at any time and for any reason. However, the exchange offer will remain open for at least five business days following any waiver of the preceding conditions. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange agent

You should direct all signed letters of transmittal to the exchange agent, The Bank of New York. You should direct questions, requests for assistance, and requests for additional copies of this prospectus, the letter of transmittal, and the notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery:

The Bank of New York	The Bank of New York
Corporate Trust Operations	Corporate Trust Operations
Reorganization Unit	Reorganization Unit
101 Barclay Street – 7E	101 Barclay Street – Lobby Window
New York, NY 10286	New York, NY 10286
Attention: Mr. Bernard Arsenec	Attention: Mr. Bernard Arsenec

By Overnight Courier:	By Facsimile (for authorized institutions only):

The Bank of New York	(212) 298-1915
Corporate Trust Operations	Attention: Mr. Bernard Arsenec
Reorganization Unit	Confirmed by telephone:
101 Barclay Street – 7E	(212) 815-5098
New York, NY 10286
Attention: Mr. Bernard Arsenec

Delivery or fax of the letter of transmittal to an address or number other than those above is not a valid delivery of the letter of transmittal.

Fees and expenses

We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses. The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses will include reasonable and customary fees and out-of-pocket expenses of the exchange agent and reasonable out-of-pocket expenses incurred by brokerage houses and other fiduciaries in forwarding materials to beneficial holders in connection with the exchange offer.

Accounting treatment

The exchange notes will be recorded at the same carrying value as the existing original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Transfer taxes

If you tender outstanding original notes for exchange, you will not be obligated to pay any transfer taxes. However, if you instruct us to register exchange notes in the name of, or request that your original notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

You may suffer adverse consequences if you fail to exchange outstanding exchange notes

Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the exchange and registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your original notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture provides for should we not complete the exchange offer.

Holders of the exchange notes issued in the exchange offer and original notes that are not tendered in the exchange offer will vote together as a single class under the indenture.

Consequences of exchanging outstanding original notes

Holders of original notes who do not exchange their original notes for exchange notes in the exchange offer will continue to be subject to the restrictions on transfer of the original notes as set forth in the legend on the original notes as a consequence of the issuance of the original notes in accordance with exceptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Original notes not exchanged in accordance with the exchange offer will continue to accrue interest at

6.875% per annum and will otherwise remain outstanding in accordance with their terms. Holders of original notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the original notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the original notes under the Securities Act.

Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that Exchange notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act or (2) any broker-dealer that purchases notes from us to resell in accordance with Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes. If any holder has any arrangement or understanding regarding the distribution of the exchange notes to be acquired in accordance with the exchange offer, the holder (1) could not rely on the applicable interpretations of the staff of the SEC and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds original notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of distribution.” We have not requested the staff of the SEC to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above is we were to make a no-action request.

Shelf registration

The exchange and registration rights agreement requires that we file a shelf registration statement if:

•	we are not permitted to effect the exchange offer as contemplated by this prospectus because of any change in law or applicable interpretations of the law by the staff of the SEC;

•	for any other reason any original notes validly tendered are not exchanged for exchange notes within 180 days after the date of issuance of the original notes;

•	any initial purchaser so requests with respect to original notes held by the initial purchasers that are not eligible to be exchanged for exchange notes in the exchange offer;

•	any applicable law or interpretations do not permit any holder of original notes to participate in the exchange offer;

•	any holder of original notes that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered original notes; or

•	we so elect.

Original notes will be subject to restrictions on transfer until:

•	the date on which that original note has been exchanged for a freely transferable exchange note in the exchange offer;

•	the date on which that original note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

•	the date on which that original note is distributed to the public pursuant to Rule 144 under the Securities Act or may be sold under Rule 144(k) under the Securities Act.

USE OF PROCEEDS

We are making the exchange offer to satisfy our obligation under the exchange and registration rights agreement we entered into with the initial purchasers when we issued the original notes. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive an equal principal amount of original notes. The original notes surrendered in exchange for the exchange notes will be retired and cancelled.

The net proceeds from the issuance and sale of the original notes were approximately $146.6 million after deducting the initial purchasers’ commissions and other estimated offering expenses.

We used the net proceeds to reduce revolving credit borrowings under our credit agreement to approximately $40.0 million and for general corporate purposes. In connection with the amendment to our credit agreement, we reduced the total commitments under our revolving credit facilities to $225.0 million substantially simultaneously with the offering. See “Management’s discussion and analysis of financial condition and results of operations — Credit agreement.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2002 and September 30, 2003. This table should be read in conjunction with the consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Current Report on Form 8-K filed on October 22, 2003, and contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, each of which is incorporated by reference into this prospectus.

	As of September 30,
(Dollars in thousands)	2002	2003
Cash and cash equivalents	$18,040	$26,392

Debt (including current portion):
Five-year revolving credit facility(1)	206,000	40,000
Notes offered hereby, due 2013	—	150,000
5.5% industrial revenue bond due 2008	5,074	—
Other	530	220

Total debt	$211,604	$190,220
Shareholders’ equity:
Common stock	654	654
Additional paid-in capital	272,357	272,695
Less-treasury stock, at cost	(273,900)	(270,595)
Retained earnings	226,490	246,779
Deferred compensation	278	—
Accumulated other comprehensive income (loss)	(28,788)	(22,788)

Total shareholders’ equity	$197,091	$226,745

Total capitalization	$408,695	$416,965

(1)	Our $225.0 million revolving credit facility matures in November 2004. The Company elected not to renew $57.8 million of the facility in November 2003, as it currently expects to refinance and replace its existing bank facility with a new $175.0 million five-year facility, prior to December 31, 2003. At September 30, 2003 we had available borrowing capacity, net of letters of credit, of approximately $165.0 million, subject to certain financial covenants.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected financial data for the fiscal year ended December 31, 2002 are derived from our audited financial statements, which have been audited by Ernst & Young LLP, independent auditors. Such information is contained in and should be read in conjunction with the financial statements and accompanying notes included in our Annual Report on Form 10-K for such year, as amended by our Current Report on Form 8-K filed on October 22, 2003, and other information incorporated by reference in this prospectus. Our consolidated financial statements and schedules for the years ended December 31, 1998, 1999, 2000 and 2001 and for earlier years were audited by Arthur Andersen LLP. Because Arthur Andersen has ceased accounting and auditing operations, we are unable to obtain a consent to incorporate their report into this prospectus. The selected financial data for the nine months ended September 30, 2002 and the nine and twelve months ended September 30, 2003 was derived from our unaudited interim financial statements, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and results of our operations for these periods. Operating results for the nine and twelve months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. The nine month data should be read in conjunction with our Quarterly Reports on Form 10-Q, as amended, for such periods. You should read the following information in conjunction with “Management’s discussion and analysis of financial condition and results of operations” in this prospectus and our consolidated financial statements and related notes incorporated in this prospectus by reference.

	Year ended December 31,					Nine months ended September 30,		Twelve months ended September 30,
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Statement of operations date:
Net sales(a)	$790,672	$844,079	$811,178	$783,698	$696,195	$518,555	$511,568	$689,208
Cost of sales	(541,506)	(569,169)	(575,516)	(573,772)	(516,724)	(385,135)	(375,305)	(506,894)

Gross profit(b)	249,166	274,910	235,662	209,926	179,471	133,420	136,263	182,314
Total operating expenses(c)	(131,846)	(144,255)	(139,669)	(152,145)	(131,937)	(98,483)	(99,473)	(132,927)
Merger and restructuring charge	—	(42,903)	(18,202)	(3,723)	—	—	—	—
Income from operations	117,320	87,752	77,791	54,058	47,534	34,937	36,790	49,387

Interest expense(d)	(38,228)	(44,109)	(43,649)	(33,501)	(18,072)	(15,832)	(7,230)	(9,470)
Other income (expense), net(e)	11,223	428	3,776	(2,130)	(5,558)	(1,822)	(3,283)	(7,019)

Income from continuing operations before income taxes and cumulative effect of accounting change	90,315	44,071	37,918	18,427	23,904	17,283	26,277	32,898
Income tax expense(d)	(31,908)	(20,887)	(18,718)	(4,465)	(7,594)	(6,049)	(9,591)	(11,136)

Income from continuing operations before cumulative effect of accounting change	58,407	23,184	19,200	13,962	16,310	11,234	16,686	21,762
Income from discontinued operations (net of tax)	15,444	13,439	6,193	6,360	403	229	126	300
Gain (loss) on sale of discontinued operations (net of tax)(f)	—	—	—	41,458	(529)	(529)	—	—

Income before cumulative effect of accounting change	73,851	36,623	25,393	61,780	16,184	10,934	16,812	22,062
Cumulative effect of accounting change for goodwill (net of tax)	—	—	—	—	(61,663)	(61,663)	—	—

Net income (loss)(g)	$73,851	$36,623	$25,393	$61,780	$(45,479)	$(50,729)	$16,812	$22,062

Earnings per share:
Continuing operations
Basic	$1.37	$0.54	$0.45	$0.33	$0.37	$0.26	$0.39	$0.50
Diluted	$1.32	$0.52	$0.45	$0.32	$0.37	$0.26	$0.38	$0.50
Net income (loss)
Basic	$1.73	$0.85	$0.59	$1.44	$(1.05)	$(1.17)	$0.39	$0.51
Diluted	$1.67	$0.83	$0.59	$1.43	$(1.04)	$(1.16)	$0.38	$0.50
Weighted average common shares outstanding:
Basic	42,750	43,287	43,318	42,949	43,291	43,267	43,480	43,461
Fully diluted	44,141	44,234	43,382	43,198	43,617	43,587	43,813	43,803

	Year ended December 31,					Nine months ended September 30,		Twelve months ended September 30,
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Balance sheet data at end of period:
Working capital(h)	$211,325	$215,705	$230,081	$77,087	$71,898	$78,444	$89,619	$89,619
Total assets	967,382	966,676	984,047	729,952	588,865	605,435	635,493	635,493
Short-term debt	41,128	743	751	782	833	819	—	—
Long-term debt	532,487	567,844	539,446	241,088	194,318	210,785	190,220	190,220
Total shareholders’ equity	144,076	181,878	196,371	245,271	199,262	197,091	226,745	226,745
Statement of cash flows data:
Net cash provided (used) by operating activities	$73,411	$77,389	$60,214	$119,097	$15,658	$1,222	$21,754	$36,190
Net cash provided by (used for) investing activities	(243,795)	(66,371)	(21,485)	227,413	(10,817)	(8,749)	(9,771)	(11,839)
Net cash provided by (used for) financing activities	161,941	(11,733)	(38,009)	(297,187)	(44,054)	(28,659)	(3,577)	(18,972)
Other financial data:
EBITDA, as defined(i)	$174,232	$134,911	$120,176	$132,807	$67,363	$52,082	$51,970	$67,251
Depreciation and amortization	30,245	33,292	32,416	33,061	25,513	19,267	18,337	24,583
Capital expenditures	39,084	24,067	23,173	20,674	14,137	10,149	9,771	13,646
Ratio of EBITDA to interest expense(j)	4.56x	3.06x	2.75x	3.96x	3.73x	3.29x	7.19x	7.10x
Ratio of earnings to fixed charges(k)	3.3x	2.0x	1.8x	1.5x	2.2x	2.0x	4.2x	4.1x

(a)	Net sales decreased in 2001 and 2002 primarily due to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group.
(b)	In 2000, includes charges for the merger and restructuring plan of $2.0 million and a legal settlement of $2.0 million.
(c)	In 2001, includes charges for asset writedowns of $9.3 million consisting primarily of an asset impairment related to the locomotive lease fleet of $5.2 million, a writeoff of $1.8 million of an investment in Argentina and a $1.5 million writedown of a facility to its estimated realizable value, and severance costs of $1.7 million. Goodwill amortization was $6.9 million, $7.0 million and $0.0 million in 2000, 2001 and 2002 respectively.
(d)	In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which, among other things, eliminates the requirement to report certain extinguishments of debt as extraordinary items. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The provisions of this Statement were required to be adopted by the Company on January 1, 2003. In connection with this offering, the Company adopted SFAS No. 145 effective January 1, 2003. Accordingly, the loss on extinguishment of debt of approximately $5.3 million (net of tax provision of approximately $2.0 million) in 1998, $1.3 million (net of tax provision of approximately $800,000) in 1999 and $1.2 million (net of tax provision of approximately $648,000) in 2002 all previously recorded as extraordinary items, have been reclassified as interest and income tax expense in the accompanying consolidated statements of operations and in other financial information.
(e)	In 2000, includes a gain on asset sales of $4.4 million. In 2001, includes a gain on asset sales of $685,000.
(f)	Reflects the gain on the sale of certain assets to GE Transportation Systems in 2001 and the writedown of other assets the company decided to exit.
(g)	Includes the items noted above, as well as the following: In 2000, a writeoff of $5.1 million for a deferred tax asset relating to the termination of the Employee Stock Ownership Plan (ESOP). In 2001, a $2.0 million tax benefit for research and development tax credits. In 2002, a $61.7 million, net of tax, cumulative effect of accounting change for goodwill (which occurred in the quarter ended March 31, 2002).
(h)	Working capital is defined as net accounts receivable plus net inventory current plus current assets less total payables and accruals (which include trade accounts payable, advance billings, accrued payroll, warranty accruals and other accruals).
(i)	“EBITDA” is defined as net income plus income taxes, interest expense, depreciation and amortization and cumulative effect of accounting change. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our ability to incur and service debt. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

EBITDA is derived from the statements of income as follows:

	Year ended December 31,					Nine months ended September 30,		Twelve months ended September 30,
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Net income (loss)	$73,851	$36,623	$25,393	$61,780	$(45,479)	$(50,729)	$16,812	$22,062
Cumulative effect of accounting change for goodwill, net of tax	—	—	—	—	61,663	61,663	—	—
Income tax expense	31,908	20,887	18,718	4,465	7,594	6,049	9,591	11,136
Interest expense	38,228	44,109	43,649	33,501	18,072	15,832	7,230	9,470
Depreciation and amortization	30,245	33,292	32,416	33,061	25,513	19,267	18,337	24,583
EBITDA(1)	$174,232	$134,911	$120,176	$132,807	$67,363	52,082	51,970	67,251

(1)	EBITDA, as presented above, includes the following items:

	Year ended December 31,					Nine months ended September 30,		Twelve months ended September 30,
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Income from discontinued operations, net of tax	$15,444	$13,439	$6,193	$6,360	$403	$229	$126	$300
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	41,458	(529)	(529)	—	—
Other income (expense), net	11,223	428	3,776	(2,130)	(5,558)	(1,822)	(3,283)	(7,019)

	$26,667	$13,867	$9,969	$45,688	$(5,684)	$(2,122)	$(3,157)	$(6,719)

(j)	Our interest expense increased by $6.1 million on an annualized basis after we issued the original notes described in this prospectus.
(k)	For purpose of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest.

As described in note (j) above, our interest expense increased after we issued the original notes described in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements and the notes accompanying those statements, which are incorporated by reference in this prospectus.

Results of operations

The following table sets forth our consolidated statements of operations for the years indicated.

	Year ended December 31,			Nine months ended September 30,
(Dollars in thousands)	2000	2001	2002	2002	2003
				(unaudited)
Net sales(a)	$811,178	$783,698	$696,195	$518,555	$511,568
Cost of sales	(575,516)	(573,772)	(516,724)	(385,135)	(375,305)

Gross profit(b)	235,662	209,926	179,471	133,420	136,263
Selling, general and administrative expenses	(94,757)	(96,723)	(93,023)	(69,124)	(72,084)
Merger and restructuring charge	(18,202)	(3,723)	—	—	—
Engineering expenses	(32,297)	(33,156)	(33,592)	(25,113)	(24,260)
Asset writedowns	—	(9,253)	—	—	—
Amortization expense	(12,615)	(13,013)	(5,322)	(4,246)	(3,129)

Total operating expenses	(157,871)	(155,868)	(131,937)	(98,483)	(99,473)
Income from operations	77,791	54,058	47,534	34,937	36,790
Interest expense(c)	(43,649)	(33,501)	(18,072)	(15,832)	(7,230)
Other income (expense), net(d)	3,776	(2,130)	(5,558)	(1,822)	(3,283)

Income from continuing operations before income taxes and cumulative effect of accounting change	37,918	18,427	23,904	17,283	26,277
Income tax expense(d)	(18,718)	(4,465)	(7,594)	(6,049)	(9,591)

Income from continuing operations before cumulative effect of accounting change	19,200	13,962	16,310	11,234	16,686
Discontinued operations
Income from discontinued operations (net of tax)	6,193	6,360	403	229	126
Gain (loss) on sale of discontinued operations (net of tax)(e)	—	41,458	(529)	(529)	—

Income before cumulative effect of accounting change	25,393	61,780	16,184	10,934	16,812
Cumulative effect of accounting change for goodwill (net of tax)	—	—	(61,663)	(61,663)	—

Net income (loss)(f)	$25,393	$61,780	$(45,479)	$(50,729)	$16,812

(a)	Net sales decreased in 2001 and 2002 primarily due to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group.
(b)	In 2000, includes charges for the merger and restructuring plan of $2.0 million and a legal settlement of $2.0 million.
(c)

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which, among other things, eliminates the requirement to report certain extinguishments of debt as extraordinary items. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The provisions of this Statement were required to be adopted by the Company on January 1, 2003. In connection with this offering, the Company adopted SFAS No. 145 effective January 1, 2003. Accordingly, the loss on extinguishment of debt of approximately $1.2 million (net of tax provision of approximately $648,000) previously recorded as an extraordinary item, has been reclassified as interest and income tax expense in the accompanying consolidated statements of operations and in other financial information.

(d)	In 2000, includes a gain on asset sales of $4.4 million. In 2001, includes a gain on asset sales of $685,000.
(e)	Reflects the gain on the sale of certain assets to GE Transportation Systems in 2001 and the writedown of other assets the company decided to exit.
(f)	Includes the items noted above, as well as the following: In 2000, a writeoff of $5.1 million for a deferred tax asset relating to the termination of the Employee Stock Ownership Plan (ESOP). In 2001, a $2.0 million tax benefit for research and development tax credits. In 2002, a $61.7 million, net of tax, cumulative effect of accounting change for goodwill (which occurred in the quarter ended March 31, 2002).

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002.

Summary results of operations:

	Nine months ended September 30,
(Dollars in thousands)	2002	2003	Percent change
	(unaudited)
Net sales	$518,555	$511,568	(1.3)%
Income from operations	34,937	36,790	5.3%
Net (loss) income	(50,729)	16,812	N/A

A number of events have occurred over the comparative period that impacted our results of operations and financial condition including:

•	In 2002, we completed fair value assessments of goodwill and wrote down the carrying value of goodwill by $90.0 million pre-tax ($83.2 million for the freight group and $6.8 million for the transit group) in accordance with the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets.”

Net sales. The following table sets forth our net sales by business segment:

	Nine months ended September 30,
(Dollars in thousands)	2002	2003
	(unaudited)
Freight Group	$322,454	$375,624
Transit Group	196,101	135,944

Net Sales	$518,555	$511,568

Net sales for the first nine months of 2003 decreased $7.0 million, or 1.3%, as compared to the same period in 2002. The increased sales in the Freight Group were offset by lower sales in the Transit Group. The Freight Group’s increased sales reflected higher sales of components for new freight cars and sales of commuter locomotives and also higher aftermarket sales. Industry deliveries of new freight cars for the first nine months increased to 22,230 units as compared to 12,935 in the same period in 2002. The Transit Group’s decreased sales were due to the completion of a contract to supply components for New York City subway cars in 2002 and lower aftermarket sales.

Gross profit. Gross profit increased to $136.3 million in the first nine months of 2003 compared to $133.4 million in the same period in 2002. Gross profit is dependent on a number of factors including pricing, sales volume and product mix. Gross profit, as a percentage of sales, was 26.6% compared to 25.7% in the same period in 2002. The increase in gross profit percentage is primarily due to operating efficiencies and favorable product mix.

Operating expenses. The following table sets forth our operating expenses for the period:

	Nine months ended September 30,
(Dollars in thousands)	2002	2003	Percent change
	(unaudited)
Selling, general and administrative expenses	69,124	72,084	4.3%
Engineering expenses	25,113	24,260	(3.4)%
Amortization expense	4,246	3,129	(26.3)%

Total operating expense	98,483	99,473	1.0%

Operating expenses increased by approximately $1.0 million in the first nine months of 2003 as compared to the same period in 2002. Selling, general and administrative expenses, increased primarily as a result of higher insurance costs, both medical and general, while engineering expenses decreased as we capitalized design engineering costs associated with a significant new New York City transit order. Amortization expenses decreased due to certain intangible assets having been fully amortized.

Operating income. Operating income totaled $36.8 million (or 7.2% of sales) in the first nine months of 2003 compared with $34.9 million (or 6.7% of sales) in the same period in 2002. Higher operating income resulted from increased margins in the first nine months of 2003.

Interest expense. Interest expense decreased 54.3% in the first nine months of 2003 as compared to the same period in 2002 primarily due to a substantial decrease in debt and interest rates. In July 2002, we repaid $175.0 million of senior notes through cash on hand and borrowings at lower rates under our revolving credit agreement.

Income taxes. The effective income tax rate was 36.5% in the third quarter of 2003 and 35% in the third quarter of 2002. The increase in the effective tax rate was due to higher effective state tax rates.

Net income. Net income for the first nine months of 2003 increased $67.5 million, compared with the same period in 2002. Net income in the first nine months of 2002 included a $61.7 million, net of tax, write off of goodwill. Income before the cumulative effect of an accounting change increased $5.9 million, compared with the same period in 2002. The increase was primarily due to improved margins and lower interest expense.

Fiscal year 2002 compared to fiscal year 2001

Summary results of operations:

	Year ended December 31,
(Dollars in thousands)	2001	2002	Percent change
Net sales	$783,698	$696,195	(11.2)%
Income from operations	54,058	47,534	(1.2)%
Income before cumulative effect of accounting change	61,780	16,184	(73.8)%
Net income	61,780	(45,479)	NA

A number of events occurred over the comparative period that impacted our results of operations and financial condition including:

•	In 2002, we completed fair value assessments of goodwill and wrote down the carrying value of goodwill by $90.0 million pre-tax ($83.2 million for the freight group and $6.8 million for the transit group) in accordance with the adoption of SFAS No. 14.2 “Goodwill and Other Intangible Assets.”

•	In July 2002, we redeemed at par (face) $175.0 million of the 9.375% senior notes due in 2005 through the use of cash on hand and additional borrowings under the credit agreement. This redemption resulted in a non-cash expense of $1.9 million, relating to a write-off of deferred debt issuance costs which was recorded as interest expense.

•	In November 2001, we sold certain assets to GE Transportation Systems for $238.0 million in cash. The assets sold primarily included locomotive aftermarket products and services for which we were not the OEM. The sale resulted in an after-tax gain of $48.7 million.

•	In the fourth quarter of 2001, we decided to exit certain businesses. The net assets of these businesses were written down to their estimated realizable value. This resulted in a pre-tax charge of $9.3 million and an after-tax charge of $7.2 million.

Net sales. The following table sets forth our net sales by business segment:

	Year ended December 31,
(Dollars in thousands)	2001	2002	Percent change
	(unaudited)
Freight Group	$490,261	$443,443	(9.6)%
Transit Group	293,437	252,752	(13.9)%

Net Sales	$783,698	$696,195	(11.2)%

Net sales for 2002 decreased $87.5 million or 11.2% to $696.2 million as compared to the prior period. Both the Freight Group and Transit Group had lower sales. The Freight Group’s decreased sales reflected lower sales of components for new freight cars and locomotives. In 2002, industry deliveries of new freight cars decreased to 17,736 units as compared to 34,260 in the same period in 2001. In 2002, industry deliveries of new locomotives decreased to 969 as compared to 1,085 in the same period in 2001. The Transit Group’s decreased sales were primarily due to the completion of a supply contract for New York City subway cars in the third quarter of 2002.

Gross profit. Gross profit decreased to $179.5 million (or 25.8% of sales) in 2002 compared to $209.9 million (or 26.8% of sales) in the same period of 2001. Gross profit is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $35.0 million in gross profit). The resulting favorable balance is principally a result of cost reductions.

Operating expenses. The following table sets forth our operating expenses by business segment:

	Year ended December 31,
(Dollars in thousands)	2001	2002	Percent change
Selling, general and administrative expense	$96,723	$93,023	(3.8)%
Merger and restructuring charges	3,723	—	NA
Engineering expenses	33,156	33,592	1.3%
Asset writedowns	9,253	—	NA
Amortization expense	13,013	5,322	(59.1)%

Total operating expense	$155,868	$131,937	(15.4)%

Operating expenses improved by $23.9 million in 2002 as compared to 2001. Included in operating expenses for 2001 were goodwill amortization (due to the required adoption of Financial Accounting Standard 142) of $7.0 million, $9.3 million for asset writedowns, $3.7 million for merger and restructuring charges and $1.7 million for severance costs in 2001. The remaining decrease in operating expenses was due to a decrease in selling, general and administrative expenses.

Income from operations. Income from operations totaled $47.5 million in 2002 compared with $54.1 million in 2001. Lower operating income resulted from decreased sales volumes in 2002.

Interest expense. Interest expense decreased 46.1 % in 2002 as compared to 2001, primarily due to a decrease in debt and interest rates. Debt, net of cash and equivalents, was $175.9 million at December 31, 2002 versus $187.9 million at the end of 2001.

Other income (expense). The Company recorded foreign exchange losses of $1.2 million and $1.7 million, respectively, in 2002 and 2001 due to the continued strength of the dollar. Also in 2002, the Company wrote down a facility held for sale, resulting in a $2.0 million charge. These items were reported as other income (expense).

Income taxes. The effective income tax rate for 2002 was 31.8% as compared to 24.2% in 2001. We expect the ongoing rate to be approximately 35-36%. The 2002 rate includes the effect of research and development and foreign tax credits ($772,000). The 2001 rate includes the effect of substantial research and development tax credits ($2.0 million).

Net income. Net income decreased $107.3 million, or 173.6%, compared with the same period the prior year. Income before the accounting change decreased $45.6 million, or 74%, compared with the same period the prior year.

Fiscal year 2001 compared to fiscal year 2000

Summary results of operations:

	Year ended December 31,
(Dollars in thousands)	2000	2001	Percent change
Net sales	$811,178	$783,698	(3.4)%
Income from operations	77,791	54,058	(30.5)%
Income before cumulative effect of accounting change	25,393	61,780	143.0%
Net income	25,393	61,780	143.0%

A number of events occurred over the comparative period that impacted our results of operations and financial condition including:

•	In 2001, we completed a merger and restructuring plan with charges totaling $71 million pre-tax, with approximately $2.0 million of the charge expensed in 2001 and $20 million in 2000. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions.

•	In the fourth quarter of 2001, we decided to exist certain business. These businesses were written down to their estimated realizable value. This resulted in a pre-tax charge of $9.3 million and an after-tax charge of $7.2 million.

•	In November 2001, we sold certain assets to GE Transportation Systems for $238.0 million in cash. The assets sold primarily included locomotive aftermarket products and services for which we were not the OEM. The sale resulted in an after-tax gain of $48.7 million.

Net sales. The following table sets forth the Company’s net sales by business segment:

	Year ended December 31,
(Dollars in thousands)	2000	2001	Percent change
Freight Group	$532,889	$490,261	(8.0)%
Transit Group	278,289	293,437	5.4%
Net Sales	$811,178	$783,698	(3.4)%

Net sales decreased $27.5 million or 3.4% to $783.7 million in 2001 from $811.2 million in 2000. This overall decrease was primarily attributable to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group. Sales volumes within the freight Group reflected a softening OEM market for freight cars, with 34,260 freight cars delivered in 2001 compared to 55,791 in 2000. Partially offsetting these decreases were increases in Transit Group sales, due to increased shipments under the contract with the Metropolitan Transit Authority of New York.

Gross profit. Gross profit decreased to $209.9 million (or 26.8% of sales) in 2001 compared to $235.7 million (or 29.1% of sales) in the same period of 2000. Gross margin is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $11.0 million in gross profit). The balance is principally a result of changes to the sales mix primarily from a drop in the Freight Group of 8% offset by an increase in the Transit Group of 5% and overall pricing pressures in many product lines.

Operating expenses. The following table sets forth our operating expenses for the period:

	Year ended December 31,
(Dollars in thousands)	2000	2001	Percent change
Selling, general and administrative expenses	$94,757	$96,723	2.1%
Merger and restructuring charges	18,202	3,723	(79.5)%
Engineering expenses	32,297	33,156	2.7%
Asset writedowns	—	9,253	NA
Amortization expense	12,615	13,013	3.2%

Total operating expense	$157,871	155,868	(1.3)%

Total operating expenses as a percentage of net sales were 19.9% in 2001 as compared to 19.5% in 2000. Included in operating expenses were $9.3 million for asset writedowns, $3.7 million for merger and restructuring charges and $1.7 million for severance costs in 2001 and $18.2 million for 2000 merger and restructuring charges.

Income from operations. Income from operations totaled $54.1 million in 2001 compared with $77.8 million in 2000. Lower adjusted operating income resulted from decreased sales volumes in the Freight Group and changes in product mix.

Interest expense. Interest expense decreased 23.2% to $33.5 million in 2001 from $43.6 million in 2000. Debt, net of cash and equivalents, was $187.9 million at December 31, 2001 versus $534.1 million at the end of 2000. The decrease in interest expense is primarily due to the lower debt amount as a result of working capital management and the sale proceeds from GETS received in November 2001 (with payment of taxes on the gain deferred to 2002).

Other income (expense). In 2001, the Company recorded foreign exchange losses of $1.7 million. In February 2000, the Company disposed of its transit electrification product line for $5.5 million in cash and recognized a gain of $4.4 million. These items were reported as other income (expense).

Income taxes. The effective income tax rate for 2001 was 24.2% as compared to 49.4% in 2000. The 2001 rate includes the effect of substantial research and development tax credits ($2.0 million). The 2000 rate includes the effect of the one-time, non-cash write-off of the deferred tax asset ($5.1 million) relating to the termination of the 1995 established ESOP.

Net income. Net income and income before the accounting change in 2001 each increased $36.4 million, or 143%, compared with the same period in 2000. Net income increased in 2001 primarily as a result of the asset sale to GETS which resulted in an after-tax gain of $48.7 million.

Liquidity and capital resources

Liquidity is provided primarily by operating cash flow and borrowings under our revolving credit facilities with a consortium of commercial banks. The following is a summary of selected cash flow information and other relevant data.

	Year ended December 31,
(Dollars in thousands)	2000	2001	2002
Cash provided (used) by:
Operating activities	$60,214	$119,097	$15,658
Investing activities	(21,485)	227,413	(10,817)
Financing activities	(38,009)	(297,187)	(44,054)
EBITDA(1)	120,176	132,807	67,363

(1)	See footnote (i) to “Selected consolidated financial data” for a reconciliation of EBITDA to net income.

Cash provided by operating activities in 2002 was $15.7 million as compared to $119.1 million in 2001. Working capital decreased $6.0 million in 2002, due to an inventory decrease of $16.0 million offset by a payables and accruals decrease of $10.0 million. In 2001, working capital decreased significantly primarily due to a decrease in accounts receivable and inventory. During 2002 and 2001, cash outlays for merger and restructuring activities were approximately $2.5 million and $6.8 million, respectively, and are reported as a reduction to cash provided by operating activities. Also, in 2002, $30.0 million was paid in taxes related to the gain on the sale of locomotive aftermarket assets to GE Transportation Systems in 2001.

Cash used for investing activities was $10.8 million versus cash generated by investing activities of $227.4 million in 2001. Included in 2001 was $238 million for the sale of businesses to GETS. In 2002, 2001 and 2000, we used $1.7 million, $3.7 million and $650,000, respectively, for certain business acquisitions. Capital expenditures in 2002, 2001 and 2000 for continuing operations were $14.1 million, $20.7 million and $23.2 million, respectively. The majority of capital expenditures for these periods relates to upgrades to existing equipment and replacement of existing equipment.

Cash used for financing activities was $44.1 million in 2002 versus $297.2 million in 2001. During 2002, we reduced long-term debt by $45.9 million. During 2001, we reduced long-term debt by $298.3 million. We repaid $175.0 million of senior notes in the third quarter of 2002 to take advantage of lower interest rates on our revolving credit agreement. Historically, we have financed the purchase of businesses utilizing cash flow generated from operations and amounts available under our credit agreement.

The following table sets forth our outstanding indebtedness at September 30, 2003 and 2002. The revolving credit note and other term loan interest rates are variable and dependent on market conditions.

	As of September 30,
(Dollars in thousands)	2002	2003
Five-year revolving credit facility	$206,000	$40,000
364-day revolving credit facility	—	—
6.875% senior notes due 2013	—	150,000
5.5% industrial revenue bond due 2008	5,074	—
Other	530	220

Total	$211,604	$190,220
Less-current portion	819	—

Long-term portion	$210,785	$190,220

We believe, based on current levels of operations and forecasted earnings, cash flow and liquidity will be sufficient to fund our working capital and capital equipment needs as well as to meet our debt service requirements. If our sources of funds become inadequate to satisfy our cash requirements, we may need to refinance our existing debt or obtain additional financing. There is no assurance that such new financing alternatives would be available, and, in any case, such new financing, if available, would be expected to be more costly and burdensome than the debt agreements currently in place.

The following table summarizes our contractual obligations and commercial commitments at September 30, 2003:

(Dollars in thousands)	Total	Cash payments due by period
		Less than 1 year	1-3 years	4-5 years	After 5 years
Total debt	$194,326	—	$44,288	$38	$150,000
Capital lease obligations	251	251	—	—	—
Operating leases	35,610	5,621	9,433	6,630	13,926

Total contractual cash obligations	230,187	5,872	53,721	6,668	163,926

Credit agreement

At September 30, 2003 our current unsecured senior credit agreement provided a $167.2 million five-year revolving credit facility expiring in November 2004 and a 364-day $57.8 million convertible revolving credit facility maturing in November 2004. At September 30, 2003, we had total outstanding borrowings under the five-year revolving credit facility of $40 million. We used the net proceeds from the offering, approximately $146.6 million, to reduce our outstanding borrowings under our revolving credit facilities.

Under the credit agreement, we may elect a base rate, an interest rate based on the London Interbank Offered Rates of Interest (“LIBOR”), a cost of funds rate and a bid rate. The credit agreement limits our ability to declare or pay cash dividends and prohibits us from declaring or making other distributions, subject to certain exceptions. The credit agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations and sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; capital expenditures; and imposes a minimum interest expense coverage ratio and a maximum debt to cash flow ratio. The credit agreement contains customary events of default, including payment defaults, failure of representations or warranties to be true in any material respect, covenant defaults, defaults with respect to our other indebtedness, bankruptcy, certain judgments against us, ERISA defaults and “change of control” of the Company.

Credit agreement borrowings bear variable interest rates indexed to the indexes described above. The maximum credit agreement borrowings, average credit agreement borrowings and weighted-average contractual interest rate on credit agreement borrowings was $217.7 million, $133.7 million and 3.31%, respectively, for 2002. To reduce the impact of interest rate changes on a portion of this variable-rate debt, we entered into interest rate swaps which effectively convert a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. In February 2003, we entered into swap contracts with respect to $40.0 million of the debt which effectively changed our interest rate with respect to that portion to approximately 4.0%. We are exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions and we do not anticipate nonperformance.

We are currently negotiating the refinancing of our credit facility. We expect that our new credit facility will be a $175.0 million senior unsecured revolving credit facility with a subfacility for letters of credit of $75.0 million and a swingline subfacility of $10.0 million. We have the option to increase the total amount of the facility to $225.0 million with the consent of the agent. The agreement will limit our ability to declare or pay cash dividends and prohibit us from declaring or making other distributions, subject to certain exceptions. The agreement will contain various other covenants and restrictions similar to our current credit agreement and customary for an unsecured facility.

Industrial Revenue Bond

In July 1998, one of our subsidiaries entered into a 10-year $7.5 million debt obligation that bears an interest rate of 5.5% and is payable in monthly principal and interest installments. The proceeds of the bond provided financing for the purchase of a building used in our operations. The entire amount outstanding was repaid in September 2003.

Effects of inflation

General price inflation has not had a material impact on our results of operations. Some of our labor contracts contain negotiated salary and benefit increases and others contain cost of living adjustment clauses, which would cause our cost to automatically increase if inflation were to become significant.

Critical accounting policies

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates and assumptions include the accounting for derivatives, environmental matters, the testing of goodwill and other intangibles for impairment, proceeds on assets to be sold, pensions and other postretirement benefits, and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare our financial statements at any given time. Despite these inherent limitations, management believes that Management’s discussion and analysis of financial condition and results of operations and the financial statements and related footnotes provide a meaningful and fair perspective of the Company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in the “Notes to consolidated financial statements” included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002.

A summary of our significant accounting policies is included in Note 2 in the “Notes to consolidated financial statements” included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002. Management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and financial condition.

In 2002, we adopted the new standard of accounting for goodwill and intangible assets with indefinite lives. The cumulative effect adjustment recognized on January 1, 2002, upon adoption of the new standard, was a charge of $61.7 million (after tax). Also in 2002, amortization ceased for goodwill and intangible assets with indefinite lives. Total amortization expense recognized was $5.3 million in 2002, $13.0 million in 2001 and $12.6 million in 2000. Additionally, goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). We use a combination of a guideline public company market approach and a discounted cash flow model (“DCF model”) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecasted operating cash flows, including markets and market share, sales volume and pricing, costs to produce and working capital changes. Management considers historical experience and all available information at the time the fair values of its business are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

Other areas of significant judgments and estimates include the liabilities and expenses for pensions and other postretirement benefits. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets.

The recent declines in equity markets and interest rates have had a negative impact on our pension plan liability and fair value of plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at the end of 2002, which resulted in a $7.1 million, net of tax, charge to other comprehensive loss in the fourth quarter of 2002.

As a global company, we record an estimated liability or benefit for income and other taxes based on what we determine will likely be paid in various tax jurisdictions in which we operate. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount. Management does not believe that such a charge would be material.

INDUSTRY OVERVIEW

Our operating results are strongly influenced by the level of activity, financial condition and capital spending plans of the global railroad industry, which in large part is driven by the overall health and growth prospects of the national and local economies in the markets we serve. In global freight rail markets, rail traffic, in terms of revenue ton-miles and carloadings, is a key factor underlying the demand for our products and services. Additionally, railroads continuously seek to increase the efficiency and productivity of their rail operations to improve profitability, which results in the purchase of new, more efficient equipment. In global transit markets, government investment in public transportation and ridership levels are key factors underlying the demand for our products and services.

Demand for North American locomotive and freight car products is driven by a number of factors, including:

•	Rail traffic revenue ton-miles and carloadings. In 2002, revenue ton-miles (defined as weight times distance traveled by Class I railroads) increased approximately 1% and carloadings decreased approximately 1% compared to 2001, which we believe reflects North America’s relatively slow economic growth during the year. In response to the slow economy and little growth in rail traffic, we believe railroads deferred maintenance on some of the existing locomotives and freight cars in their fleets, which reduced our aftermarket sales. As the economy and rail traffic strengthen, we expect that railroads may return to a more typical pattern of maintenance spending.

•	OEM demand for new locomotives. Currently, the active locomotive fleet in the North American market numbers approximately 20,000 units. The average number of new locomotives delivered in each of the past 10 years was about 1,000 annually. In 2002, deliveries of new, heavy-haul locomotives were 969, down from 1,085 in 2001. In 2003, we expect the industry to deliver about 700 new locomotives. Our expectation is that the locomotive market will increase to about 1,000 units in 2004 as railroads opt to purchase new units before stricter U.S. federal government emissions standards take effect in January 2005.

•	OEM demand for new freight cars. Currently, the active freight car fleet in North America numbers approximately 1.3 million. The average number of new freight cars delivered in each of the past 10 years was about 50,000 annually. In 2002, new freight car deliveries were substantially below the 10-year average for the second consecutive year (17,736, compared to 34,260 in 2001), which we believe was due to abnormally high purchases in 1998-99 (about 75,000 units each year). Year-to-date results indicate that about 30,000 new cars will be delivered this year, well below average and below the 40,000 units we view as a normal replacement demand, first quarter results indicate that the freight car market may be somewhat stronger than we initially expected. It is our belief that the delivery rate for the next several years may increase, as railroads and leasing companies recognize the benefit of new technology and specialty cars designed to increase and maintain safety and efficiency.

Demand for North American transit products is driven by a number of factors, including:

•	Replacement, building and/or expansion programs of transit authorities. These programs are funded in part by national and local government programs. Currently, the U.S. federal government is considering new spending legislation, known as SAFETEA, that would provide federal funding for transit projects for the fiscal years 2004-09. Although the amount of future funding is yet to be finalized, the current legislation calls for a funding level of about $7.2 billion in fiscal 2004 (about the same as in fiscal year 2003), with annual increases of about 2% per year through fiscal 2009. The amount of funding in the legislation will have an impact on the capital spending plans of transit authorities. In recent years, strong U.S. federal funding for transit projects has served as a counter-cyclical balance during the downturn in our freight rail markets.

The average annual number of new transit car deliveries over the past 10 years is about 600 units. Due to strong funding levels under previous federal legislation, transit authorities, particularly in New York

City, have increased purchases of new vehicles in recent years. In 2002, for example, 1,230 new transit cars were delivered. In 2003, we expect transit car deliveries to be about 700 units, reflecting the completion of a major order by the Metropolitan Transportation Authority of New York, which owns about 40% of the transit vehicles in North America. In late 2002, New York City placed another major order for new subway cars, with deliveries expected to begin in 2006. As a result, management expects the annual transit vehicle delivery rate to be in the range of 500-800 units for the next several years.

•	Ridership levels. Ridership on U.S. transit vehicles increased steadily from 1995-2001. In 2002, ridership decreased for the first time since 1995 due to higher unemployment levels in the U.S. The lower ridership level, as well as government funding cutbacks, negatively impacted aftermarket spending in 2002 and that trend has continued in 2003. We believe, however, that the current underspending will create a pent-up demand for maintenance and service work if ridership and funding levels increase in future years.

BUSINESS

Our Company

We are one of the largest providers in North America of value-added, technology-based equipment and services for the global rail industry. We believe we hold a greater than 50% market share in North America for our primary braking-related equipment and a number 1 or number 2 position in North America for most of our other product lines. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars and passenger transit vehicles. Our primary products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. We are a “Tier-1 “ supplier, with approximately 46% of our net sales in 2002 made directly to Original Equipment Manufacturers (OEMs), such as GE Transportation Systems (GETS), the Electro-Motive Division of General Motors Corporation (EMD), Bombardier Transportation, DaimlerChrysler Corporation and Trinity Transportation, Inc. In 2002, approximately 84% of our net sales were to customers in North America. For the twelve months ended September 30, 2003, our net sales and EBITDA, as defined herein, were $689.2 million and $67.0 million, respectively.

We provide our products and services through two principal business segments, the Freight Group and the Transit Group. The Freight Group manufactures and services components for new and existing freight cars and locomotives, while the Transit Group does the same for passenger transit vehicles, typically subways and buses. Both business segments serve OEMs and provide aftermarket services. In 2002, the Freight Group accounted for 64% of our total net sales, and the Transit Group accounted for the remaining 36%. In 2002, the Freight Group generated 34% of its net sales from OEMs and Class I railroads and 66% of its net sales from the aftermarket, while the Transit Group generated 69% of its net sales from OEMs and 31 % of its net sales from the aftermarket. A summary of our leading product lines across both of our business segments is outlined below.

•      Brakes and related components

•      Brake assemblies

•      Draft gears, couplers and slack adjusters

•      Air compressors and dryers

•      Railway electronics, including event recorders, control and monitoring equipment, and end of train devices

•      Friction products

•      Rail and bus door assemblies

•      Heat exchangers and cooling systems

•      Sanitation systems and locomotive refrigerators

•      Switcher and commuter locomotives

•      Heating, ventilation and air conditioning systems

We manufacture, sell and service high-quality electronics for railroads in the form of on-board systems and braking for locomotives and freight cars. We design our products to protect them from severe conditions, including extreme temperatures and high-vibration environments. Recently, we have concentrated our new product development on extending electronic technology to braking and control systems.

We have become a leader in the rail industry by capitalizing on the strength of our existing products, technological capabilities and new product innovation. Our new product development effort has focused on electronic technology for brakes and controls. Over the past several years, we introduced a number of significant new products including electronic brakes and Positive Train Control equipment that encompasses onboard digital data and global positioning communication protocols. The Transit Group also focuses on new product development and has introduced a number of new products during the past several years. Supported by our technical staff of over 500 engineers, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers. We currently own over 2,000 patents worldwide, 500 domestic patents, and over the last three years, we have filed for more than 150 U.S. patents in support of our evolving product lines.

Industry Environment

We expect increased demand for our products as the U.S. economy recovers, government transit spending increases and Class I railroads, utilities and leasing companies begin to reinvest in their fleets after deferring capital spending during the difficult U.S. economic: environment since 2001. We anticipate that this increased capital spending will positively impact rail industry fundamentals, which have shown gradual improvement over the past few quarters, as evidenced by better-than-expected freight car orders and backlog. For example, freight car deliveries increased to 8,251 in the third quarter of 2003, an increase of 12% over the prior quarter and up 68% over the prior year. The table below demonstrates the improving trends in the freight car segment of the rail industry:

	Orders	Deliveries	Backlog
First quarter 2002	2,637	3,855	6,443
Second quarter 2002	6,973	4,155	9,281
Third quarter 2002	10,135	4,925	14,491
Fourth quarter 2002	8,712	4,801	18,402
First quarter 2003	11,767	6,614	24,055
Second quarter 2003	16,693	7,365	33,383
Third quarter 2003	6,726	8,251	31,858

Source: Railway Supply Institute

In mid-2002, Metropolitan Transit Authority of New York awarded a $11.0 billion contract to ALSTOM Transportation Inc., in partnership with Kawasaki Rail Car, Inc., for the production of 660 transit cars with the option for an additional 1,040 cars priced at $1.4 billion, making it the largest such contract in New York City history. The cars are expected to be delivered beginning in 2006. WABCO Transit, a Wabtec division, has been awarded the contract, valued at $60 million, to be the exclusive supplier of brakes, couplers and current collectors for the base order of 660 cars. If New York City exercises the option for the additional 1,040 cars, the total value of this order could be $150 million. Design work on the contract has already started, with prototypes to be delivered in 2004. In addition, we continue to negotiate to supply door assemblies for the cars. Under our previous contracts with Kawasaki Rail Car, Inc. and Bombardier Transportation, which were completed in 2002, we were the exclusive provider of brakes, doors, current collectors and couplers to 1630 transit cars for the Metropolitan Transit Authority of New York.

Separately, the U.S. Federal Government is considering a new proposal that would provide transportation funding of $7.2 billion in fiscal 2004, with 2% annual increases through 2009.

See “Risk factors — Recent announcements made by ALSTOM SA, the parent of ALSTOM Transportation Inc., which is a substantial customer of ours, could affect our future business results.”

Competitive strengths

Our key strengths include:

•

Leading market positions in core products. Dating back to 1869 and George Westinghouse’s invention of the straight air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. We have leveraged our leading position by focusing on research and engineering to expand beyond pneumatic braking system components to supplying integrated parts and assemblies for the locomotive through the end-of-train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, highly engineered compressors and heat exchange systems for locomotives and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, brake shoes and electronic end-of-train devices. Additionally, we are a leading provider of complete door systems and couplers for passenger and transit vehicles. Wabtec has a market share of approximately 50% in North America for our braking-related equipment and has a number 1 or number 2 position in North America for most of its other product lines.

•	Breadth of product offering with a stable mix of OEM and aftermarket business. We believe our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train. In addition, our existing installed base provides us with a competitive advantage in serving the aftermarket, as customers usually prefer the original product manufacturer to provide service and maintenance on products they purchase. Over the last several years, approximately 50% of our total net sales have come from our aftermarket products and services business.

•	Leading design and engineering capabilities. We believe a hallmark of our relationship with our customers has been our leading design and engineering practice. With over 500 domestic patents and approximately 2,000 worldwide, our dedicated staff of over 500 engineers has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the federal transit authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the profitability of our customers, but also to improve the overall safety of the railways through continuous product improvement.

•	Significant barriers to entry. We believe that there are a number of company- and industry-specific factors that represent meaningful barriers to entry:

•	Proprietary product offering. We have an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provides us with a competitive advantage.

•	Substantial installed base. We believe our installed base presents a meaningful barrier to entry in both the new product market and the aftermarket. As OEMs and Class I railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, new products must be designed to be interoperable with existing equipment. We believe our dedicated research and development staff and comprehensive product offering enables us to leverage our installed base to maintain our leadership position with OEMs and the Class I railroads. Similarly, we believe our substantial installed base makes us a preferred supplier in the aftermarket, as end-users typically prefer to source performance and safety-related replacement parts and service from the original product supplier.

•	Regulatory nature of the rail industry. Oversight of the rail industry is governed by a number of federal regulatory agencies, including the National Transportation Safety Board (NTSB), the Federal Railroad Administration (FRA) and the Association of American Railroads (AAR). These groups mandate rigorous manufacturer certification and new product testing and approval processes that we believe are difficult for new entrants to cost-effectively and efficiently meet without the scale and extensive experience we possess.

•	Experienced management team. Our management team has over 150 years of combined experience with the Company, and has implemented numerous initiatives that have enabled us to manage the sharp cyclical downturn in the rail supply market in 2001 and 2002. Our management team has implemented the Wabtec Quality and Performance System (QPS), an ongoing program that focuses on “lean manufacturing” principles and continuous improvement across all aspects of our business. In addition, in 2001, we completed a plan to eliminate excess manufacturing capacity by closing several facilities, realigning operations, reducing head count and divesting certain non-core assets. Since 2000, we have also reduced our debt by approximately $350 million, lowering our percentage of debt to book capitalization from 73% at December 31, 2000 to 46% at September 30, 2003. Through these kinds of initiatives, our management team has improved our cost structure, operating leverage and financial flexibility and placed us in an excellent position to benefit from growth opportunities in an improving operating environment.

Business strategy

Our primary goal is to gain market share and operate efficiently by executing the following four-point plan:

•	Expand systems offerings as “Tier 1” supplier. We are currently a “Tier I” supplier to OEMs in certain markets, but desire to expand our business with these customers to become an even more integral part of their operations. We plan to focus on integrating our electronic, pneumatic and mechanical technologies within and across business units and combining them as a complete package. Increasingly, customers will be able to purchase complete assemblies from us, rather than purchasing individual components from multiple suppliers. This will likely improve reliability and reduce product integration issues. We expect this capability to strengthen our position against competitors that do not have the breadth and depth of our product line. In addition, we will have the opportunity to service these assemblies in the aftermarket as they require replacement, upgrade or repair. In this way, we expect to increase the installed base of our products over time.

•	Accelerate new product and service development. During the recent industry downturn, we maintained research and development spending at historical levels and continued to fund major development projects, and we will continue to emphasize research and development to create new and improved products. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits for relatively low investments. In addition, we are focused on expanding the level and type of aftermarket services that we currently provide to customers. In this way, we expect to take advantage of the industry trend toward outsourcing, as railroads and transit authorities focus on their core function of transporting goods and people, rather than maintaining and servicing their equipment.

•	Expand globally. Our net sales outside of North America totaled 16% in 2002, and we believe that international markets represent a significant opportunity for future growth. We intend to increase our existing international sales through strategic acquisitions, direct sales of products through our existing subsidiaries and licensees and joint ventures with railway suppliers having a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, China, India, Russia, South Africa, South America and select areas within Europe.

•	Continuous improvement through lean principles. We intend to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through QPS and employee-directed initiatives such as Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, lead time and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product quality and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. Over time, we expect these lean initiatives to enable us to increase profit margins, which would improve cash flow and strengthen our ability to invest in new product and service programs.

Engineering and development

Consistent with our strategy of using technology to develop new products, we are actively engaged in a variety of engineering and development activities. For the fiscal years ended December 31, 2002, 2001, and 2000, we incurred costs of approximately $33.6 million, $33.2 million and $32.3 million, respectively, on product development and improvement activities (exclusive of manufacturing support). Such expenditures represented approximately 4.8%, 4.2% and 4% of net sales for the same periods, respectively. From time to time, we conduct specific research projects in conjunction with universities, customers and other railroad product suppliers.

Our engineering and development program is largely focused upon train control and new braking technologies, with an emphasis on the application of electronics to traditional pneumatic equipment. Electronic actuation of braking has long been a part of our transit product line but interchangeability, connectivity and durability have presented problems to the industry in establishing electronics in freight railway applications. Efforts are proceeding in the enhancement of the major components for existing hard-wired braking equipment and development of new electronic technologies.

We use an electronic Product Development System (e-PDS) to develop and monitor all new product programs. The system requires the product development team to follow a consistent methodology throughout the development process, from concept to launch, to ensure the product will meet customer expectations and internal profitability targets.

Intellectual property

We have numerous U.S. patents, patent applications pending and trademarks as well as foreign patents and trademarks throughout the world. We also rely on a combination of trade secrets and other intellectual property laws, nondisclosure agreements and other protective measures to establish and protect our proprietary rights in our intellectual property.

Certain trademarks, among them the name WABCO®, were acquired or licensed from American Standard Inc. in 1990 at the time of our acquisition of the North American operations of the Railway Products Group of American Standard.

We are a party, as licensor and licensee, to a variety of license agreements. We do not believe that any single license agreement is of material importance to our business as a whole.

We entered into a license agreement with SAB WABCO Holdings B.V. on December 31, 1993, pursuant to which SAB WABCO granted us a license to the intellectual property and know-how related to the manufacturing and marketing of certain disc brakes, tread brakes and low noise and resilient wheel products. SAB WABCO is a former affiliate of Wabtec, both having been owned by the same parent in the early 1990s. In 2002, SAB WABCO was purchased by Vestar Capital Partners IV, L.P., an affiliate of Vestar Equity Partners, L.P. and Vestar Capital Partners, Inc. In November 2003, Vestar Equity Partners and Vestar Capital Partners sold an aggregate of 2,440,000 Wabtec common shares in a registered secondary offering. See “Prospectus Summary — Recent development.” The SAB license expires December 31, 2003, and we fully intend to renew it for additional one-year terms as provided in the license agreement.

We have issued licenses to the two sole suppliers of railway air brakes and related products in Japan, NABCO Ltd. and Mitsubishi Electric Company. The licensees pay annual license fees to us and also assist us by acting as liaisons with key Japanese passenger transit vehicle builders for projects in North America. We believe that our relationships with these licensees have been beneficial to our core transit business and customer relationships in North America.

Customers

We have several key customers, including original equipment manufacturers and Class I railroads. In 2002, 5 customers, Bombardier Transportation, GETS, EMD, Northeast Illinois Regional Commuter Railroad Corporation (METRA), and Kawasaki Rail Car Inc., accounted for 30% of our net sales and one customer, Bombardier Transportation, represented 11% of consolidated sales in 2002 and 2001. We believe that we have strong relationships with all of our key customers.

Competition

We operate in a competitive marketplace. Price competition is strong and the existence of cost-conscious purchasers of a limited number has historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. Our principal competitors vary to some extent across our principal product lines, but most competitors are smaller, privately held companies. Within North America, New York Air Brake Company, a subsidiary of the German air brake producer Knorr-Bremse AG, is our principal overall OEM competitor. Our competition for locomotive, freight and passenger transit service and repair business is primarily from the railroads’ and passenger transit authorities’ in-house operations, EMD and GETS, and New York Air Brake/Knorr.

Employees

At September 30, 2003, we had 4,459 full time employees, approximately 35% of whom are unionized. A majority of the employees subject to collective bargaining agreements are within North America and these agreements are generally effective through late 2003, 2004 and 2005.

We consider our relations with our employees and union representation to be good, but cannot assure that future contract negotiations will be favorable to us.

Facilities

The following table provides certain summary information with respect to the principal facilities owned or leased by the Company. The Company believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. Leases on the below facilities are long-term and generally include options to renew. The Company’s corporate headquarters are located at the Wilmerding, PA site.

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
Domestic
Wilmerding, PA	Manufacturing/Service	Freight Group	Own	365,0000	(1)
Boise, ID	Manufacturing	Freight Group	Own	294,700
Lexington, TN	Manufacturing	Freight Group	Own	170,000
Jackson, TN	Manufacturing	Freight Group	Own	150,000
Chicago, IL	Manufacturing	Freight Group	Own	111,500
Laurinburg, NC	Manufacturing	Freight Group	Own	105,000
Greensburg, PA	Manufacturing	Freight Group	Own	97,800
Germantown, MD	Manufacturing/Service	Freight Group	Own	80,000
Willits, CA	Manufacturing	Freight Group	Own	70,000
St. Louis, MO.	Idle(2)	Freight Group	Own	62,000
Kansas City, MO	Service Center	Freight Group	Lease	55,900
Cedar Rapids, IA	Manufacturing	Freight Group	Lease	37,000
Racine, WI	Engineering/Office	Freight Group	Lease	32,500
Carson City, NV	Service Center	Freight Group	Lease	22,000
Chicago, IL	Service Center	Freight Group	Lease	19,200
Columbia, SC	Service Center	Freight Group	Lease	40,250
Spartanburg, SC	Manufacturing/Service	Transit Group	Lease	183,600
Buffalo Grove, IL	Manufacturing	Transit Group	Lease	115,570
Plattsburgh, NY	Manufacturing	Transit Group	Lease	64,000
Elmsford, NY	Service Center	Transit Group	Lease	28,000
Baltimore, MD	Service Center	Transit Group	Lease	7,200
Richmond, CA	Service Center	Transit Group	Lease	5,400
Sun Valley, CA	Service Center	Transit Group	Lease	4,000
Atlanta, GA	Service Center	Transit Group	Lease	1,200

(1)	Approximately 250,000 square feet are currently used in connection with the Company’s corporate and manufacturing operations. The remainder is leased to third parties.
(2)	This property is listed for sale.

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
International
Doncaster, UK	Manufacturing/ Service	Freight Group	Own	330,000
Stoney Creek, Ontario	Manufacturing/ Service	Freight Group	Own	189,200
Wallaceburg, Ontario	Foundry	Freight Group	Own	127,600
Wetherill Park, Australia	Manufacturing	Freight Group	Lease	73,100
San Luis Potosi, Mexico	Manufacturing	Freight Group	Own	48,600
Calgary, Alberta	Manufacturing	Freight Group	Own	38,000
Kolkatta, India	Manufacturing	Freight Group	Lease	32,000
Schweighouse, France	Manufacturing	Freight Group	Lease	30,000
Tottenham, Australia	Manufacturing	Freight Group	Lease	26,900
San Luis Potosi, Mexico	Foundry	Freight Group	Own	24,500
Sydney, Australia	Sales Office	Freight Group	Lease	11,250
St. Laurent, Quebec	Manufacturing	Transit Group	Own	106,000
Jiangsu, China	Manufacturing	Transit Group	Own	80,000
Sassuolo, Italy	Manufacturing	Transit Group	Lease	30,000
Pointe-aux-Trembles, Quebec	Manufacturing	Transit Group	Lease	20,000
Burton on Trent, UK	Manufacturing	Transit Group	Lease	18,000
Etobicoke, Ontario	Service Center	Transit Group	Lease	3,800

Backlog

We maintain a backlog of customer orders, although a majority of our revenues are derived from aftermarket sales, which typically carry lead times of less than 30 days. As such, the backlog is not an important indicator of aftermarket activity.

Our contracts are subject to standard industry cancellation provisions, including cancellations on short notice or upon completion of designated stages. Substantial scope-of-work adjustments are common. For these and other reasons, completion of our backlog may be delayed or cancelled and backlog should not be relied upon as an indicator of our future performance. The railroad industry, in general, has historically been subject to fluctuations due to overall economic conditions and the level of alternative modes of transportation.

The backlog of customer orders as of December 31, 2002 and the expected year of completion is as follows:

	Total Backlog December 31, 2002	Year of completion
(Dollars in thousands)		2003	Other years
Freight Group	$237,654	$151,583	$86,071
Transit Group	180,942	127,002	53,940

Total	$418,596	$278,585	$140,011

Legal proceedings

From time to time, we are party to various legal actions in the normal course of our business. We believe that we are not party to any litigation that, if adversely determined, would have a material adverse effect on our business, financial conditions and result of operations.

We are subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. We believe our operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Actions have been filed against us and certain of our affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Since 2000, the number of such claims has increased. Most of these claims have been made against our wholly-owned subsidiary, Railroad Friction Products Corporation (RFPC), and are based on a product sold by RFPC before we acquired American Standard, Inc.’s (ASI) 50% interest in RFPC in 1990. We acquired the remaining interest in RFPC in 1992. These claims include a suit against RFPC by ASI seeking contribution and indemnity for asbestos claims brought against ASI that ASI alleges claim exposure to RFPC’s product.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retained the liabilities for the asbestos-containing products at issue. Neither we nor our affiliates have to date incurred material costs related to these asbestos claims. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with other pending litigation, cannot be estimated with certainty.

On November 3, 2000, we settled a suit brought against us in 1999 by GE-Harris Railway Electronics, L.L.C. and GE-Harris Railway Electronics Services, L.L.C. (collectively “GE-Harris”). On September 20, 2002, a motion in that lawsuit was filed by the successor to GE Harris, GE Transportation Services Global Signaling, L.L.C. (“GETS-GS”). The motion by GETS-GS contends that we are acting beyond authority granted in the parties’ November 2000 settlement and license agreement and in contempt of the consent order that concluded the suit at that time. In support of its motion, GETS-GS points principally to sales and offers to sell certain railway brake equipment, including distributed power equipment, to Australian customers. GETS-GS is seeking substantial money damages and has claimed a significant business loss. A two day hearing was held on GETS-GS’ motion in May, 2003. The parties completed and filed all post-hearing papers on August 28, 2003. Barring a settlement agreement in the interim, the parties are awaiting the court’s decision and opinion on the motion.

MANAGEMENT

Executive officers and directors

The following table provides information concerning our executive officers and directors. Messrs. Brooks, Kassling and Miscoll will serve as directors until the 2004 annual meeting of stockholders and until their successors have been duly elected and qualified. Messrs. Fernandez, Foster and Napier will serve as directors until the 2005 annual meeting of the stockholders and until their successors have been duly elected and qualified. Messrs. Davies, Davis and Howell will serve as directors until the 2006 annual meeting of stockholders and until their successors have been duly elected and qualified. The executive officers are elected annually by our Board of Directors at an organizational meeting which is held immediately after each annual meeting of stockholders and serve at the discretion of the Board of Directors.

Name	Age	Position
William E. Kassling	59	Director and Chairman of the Board
Emilio A. Fernandez	59	Director and Vice Chairman
Gregory T. H. Davies	56	Director, President and Chief Executive Officer
Robert J. Brooks	59	Director and Executive Vice President — Strategic Development
Alvaro Garcia-Tunon	51	Senior Vice President, Chief Financial Officer and Secretary
Anthony J. Carpani	51	Vice President, Group Executive, Friction
Patrick D. Dugan	37	Vice President and Controller
Paul E. Golden	34	Vice President, Group Executive, Freight
Robert Haag	39	President, Railway Electronics
Timothy J. Logan	50	Vice President, International
James McClaine	62	Vice President, Railroad Marketing
Barry Pennypacker	42	Vice President, Quality and Performance Control
Gary P. Prasser	46	Vice President, Group Executive
Seppo Saarinen	55	Vice President, Product Development
George A. Socher	55	Vice President, Internal Audit and Taxation
Scott E. Wahlstrom	40	Vice President, Human Resources
Mark Warner	49	Vice President and General Manager, MotivePower, Inc.
Timothy R. Wesley	42	Vice President, Investor Relations and Corporate Communications
Kim G. Davis	49	Director
Lee B. Foster, II	56	Director
James P. Miscoll	69	Director
James V. Napier	66	Director
Michael W. D. Howell	56	Director

William E. Kassling has been a director and Chairman of the Board of Directors since 1990 and served as Chief Executive Officer until February 2001. Mr. Kassling was also President of WABCO from 1990 through February 1998. From 1984 until 1990 he headed the Railway Products Group of American Standard Inc. Between 1980 and 1984 he headed American Standard’s Building Specialties Group and between 1978 and 1980 he headed Business Planning for American Standard. Mr. Kassling is a director of Aearo Corporation, Scientific-Atlanta, Inc. and Parker Hannifin Corporation.

Emilio A. Fernandez has served as Vice Chairman of the Company since March 1998. He has been a Director of the Company since our January 1995 acquisition of Pulse Electronics, Inc. which he co-founded in 1975. From 1997 to February 1998 he was Executive Vice President of the Company.

Gregory T. H. Davies has served as a director since February 1999 and Chief Executive Officer since February 2001. Mr. Davies joined us in March 1998 as President and Chief Operating Officer. Prior to March 1998, Mr. Davies had been with Danaher Corporation since 1988, where he was Vice President and Group Executive responsible for its Jacobs Vehicle Systems, Delta Consolidated Industries and A.L. Hyde Corporation operating units. Prior to that, he held executive positions at Cummins Engine Company and Ford Motor Company.

Robert J. Brooks has served as a director since 1990 and Executive Vice President-Strategic Development since March 2003. Mr. Brooks was Executive Vice President, Chief Financial Officer and Secretary of the Company from 1990 until March 2003. From 1986 until 1990 he served as worldwide Vice President, Finance for the Railway Products Group of American Standard, Inc. Mr. Brooks is a director of Crucible Materials Corporation.

Alvaro Garcia-Tunon has been Senior Vice President, Chief Financial Officer and Secretary of the Company since March 2003. Mr. Garcia-Tunon was Senior Vice President, Finance of the Company from November 1999 until March 2003 and Treasurer of the Company from August 1995 until November 1999. From 1990 until August 1995, Mr. Garcia-Tunon was Vice President of Business Development of Pulse Electronics, Inc.

Anthony J. Carpani has been Vice President, Group Executive, Friction since June 2000. Previously, Mr. Carpani was Managing Director of our Australian based subsidiary, F.I.P. Ltd. (formerly known as Futuris Brakes, International) from 1992 until June 2000.

Patrick D. Dugan joined Wabtec in November 17, 2003. Prior to joining Wabtec, Mr. Dugan served as Vice President and CFO of CWI International, Inc. and was responsible for all financial and administrative duties for this privately held chemical manufacturing company.

Paul E. Golden has been Vice President, Group Executive, Freight since February of 2001. Prior to that, he was President of the Company’s Cardwell Westinghouse business unit from November 1999 until February of 2001. Previously, Mr. Golden served as Vice President and General Manager of the Cardwell Westinghouse business unit and as Director of WABCO Performance Systems from June 1998 until November 1999. Prior to 1998, Mr. Golden held management and operations positions with Danaher Corporation and Federal-Mogul Corporation.

Robert Haag joined Wabtec in 1999. He has over 18 years’ experience in communications and systems requirements analysis. Before joining Wabtec, Mr. Haag was employed at GTE where he developed telephone switching systems.

Timothy J. Logan has been the Vice President, International since August 1996. Previously, from 1987 until August 1996, Mr. Logan was Vice President, International Operations for Ajax Magnethermic Corporation and from 1983 until 1987 he was President of Ajax Magnethermic Canada, Ltd.

James McClaine joined Wabtec with the Pulse Electronics acquisition in 1995 becoming President of Wabtec’s Railway Electronics division. Mr. McClaine now serves as Vice President of Railroad Marketing.

Barry Pennypacker has served as Vice President of Quality and Performance Systems at Wabtec since 1999. From 1997 to 1999, Mr. Pennypacker was director of manufacuring of Stanley Works and prior thereto, he was a practitioner of Lean Operations techniques for almost 20 years in both private and public organizations.

Gary P. Prasser has served as Vice President, Group Executive since September 2003. From January 1996 to July 1999, Mr. Prasser was President of Joslyn Manufacturing, a subsidiary of Danaher Corporation. He joined Wabtec in August 1999 and served as President of the Company’s Motor Coils subsidiary from November 1999 to October 2001. From October 2001 to September 2003, he served as President of the Company’s Cardwell Westinghouse business unit and Vice President, Manufacturing of the Company’s Freight Group.

Seppo O. Saarinen joined Wabtec in 1999 where he was involved in Product Planning and Development, first as Vice President, Product Planning, and now as Vice President, Product Development. Prior to 1999, Mr. Saarinen was Executive Director International Engineering with Cummins Engine Company.

George A. Socher has been Vice President, Internal Audit and Taxation of the Company since November 1999. From July 1995 until November 1999 Mr. Socher was Vice President and Corporate Controller of the Company. From 1994 until June 1995, Mr. Socher was Corporate Controller and Chief Accounting Officer of Sulcus Computer Corp. From 1988 until 1994 he was Corporate Controller of Stuart Medical, Inc.

Scott E. Wahlstrom has been Vice President, Human Resources since November 1999. Previously, Mr. Wahlstrom was Vice President, Human Resources & Administration of MotivePower Industries, Inc. from August 1996 until November 1999. From September of 1994 until August of 1996, Mr. Wahlstrom served as Director of Human Resources for MotivePower Industries, Inc.

Mark Warner joined Wabtec in 1972. Since 2000, Mr. Warner has served as Vice President and General Manager of MotivePower, Inc.

Timothy R. Wesley has been Vice President, Investor Relations and Corporate Communications since November 1999. Previously, Mr. Wesley was Vice President, Investor and Public Relations of MotivePower Industries, Inc. from August 1996 until November 1999. From February 1995 until August 1996, he served as Director, Investor and Public Relations of MotivePower Industries, Inc. From 1993 until February 1995, Mr. Wesley served as Director, Investor and Public Relations of Michael Baker Corporation.

Kim G. Davis has served as a director since 1997. Mr. Davis has served as the Managing Director of Charlesbank Capital Partners, LLC, formerly known as Harvard Private Capital Holdings, Inc., since 1998. Mr. Davis was the General Partner of Coral Reef Capital, LLC from prior to 1997 to February 1998. Mr. Davis also serves as a director of Shoppers Drug Mart Corporation.

Lee B. Foster, II has served as a director since 1999. Mr. Foster has served as Chairman of L.B. Foster Company since 1998, and was the Chief Executive Officer of L.B. Foster Company from 1994 to 2001. Mr. Foster also served as President of L.B. Foster Company from 1994 to 2000. He also serves as a director of L.B. Foster Company.

James P. Miscoll has served as a director since 1999. Mr. Miscoll has been an independent businessman since prior to 1994 and has held various positions with Bank of America since 1962, including Vice Chairman from 1984 through his retirement in 1992. Mr. Miscoll is also a director of MK Gold Company and 21St Century Industries. He is also a senior advisor to AIG.

James V. Napier has served as a director since 1995. Mr. Napier has served as the Chairman of Scientific-Atlanta, Inc. since July 1994, and served as Chairman and interim Chief Executive Officer of Scientific-Atlanta, Inc. from November 1993 to July 1994. Mr. Napier also serves as a director of Scientific-Atlanta, Inc., Engelhard Corporation, Vulcan Materials Company, McKesson Corporation, Personnel Group of America, Inc. and Intelligent Systems, Inc.

Michael W. D. Howell has served as a director since May 2003. Mr. Howell has served as the Chief Executive Officer of Transport Initiatives Edinburgh Limited since May 2002. He previously served as the Chairman of FPT Group Limited from April 1998 to March 2002. He is also a director for Arlington Capital Management (CI) Limited.

CERTAIN RELATED TRANSACTIONS

Stockholders Agreement

Wabtec, certain members of management, Vestar Equity Partners, L.P., Charlesbank Equity Fund II, Limited Partnership, and American Industrial Partners Capital Fund II L.P. executed a Stockholders Agreement in 1997 that provides for certain of the parties to have the right to designate a director of Wabtec if such party maintains a specified level of ownership in Wabtec common stock.

Registration Rights Agreement

Wabtec, certain members of management and the Board, Vestar Equity Partners, L.P., Vestar Capital Partners, Inc., Charlesbank Equity Fund II, Limited Partnership and American Industrial Partners Fund II, L.P. executed an agreement in 1997 that provided these shareholders with demand and “piggyback” registration rights so as to allow public sale. In November 2003, Vestar and Charlesbank sold 4,846,000 shares of Wabtec common stock in a registered offering undertaken by Wabtec. See “Prospective summary — Recent developments” included elsewhere in this prospectus.

DESCRIPTION OF EXCHANGE NOTES

General

The exchange notes will be issued under an indenture (the “Indenture”), dated as of August 6, 2003 by and among the Company and The Bank of New York, as Trustee (the “Trustee”). Upon the issuance of the exchange notes or the effectiveness of a shelf registration statement, the Indenture will be subject to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The following summary of the material provisions of the Indenture (a copy of the form of which may be obtained upon request to the Company or the initial purchasers) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain definitions.” For purposes of this section, references to the “Company” include only Westinghouse Air Brake Technologies Corporation and not its subsidiaries.

We can issue up to $150.0 million of exchange notes and additional notes in an unlimited amount may be issued in one or more series from time to time subject to the limitations set forth under “—Certain covenants  — Limitation on indebtedness.”

The exchange notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof and will be transferable. No service charge will be made for any registration of transfer or exchange of the exchange notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. We will pay principal (and premium, if any) on the exchange notes at the Trustee’s corporate office in New York, New York. At our option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

The guarantees

The exchange notes will be guaranteed by each existing or future Restricted Subsidiary that is a guarantor of or otherwise an obligor with respect to Senior Indebtedness of the Company.

Each of the Guarantors will (so long as it remains a Restricted Subsidiary) unconditionally guarantee on a joint and several basis all of the Company’s obligations under the exchange notes, including its obligations to pay principal, premium, if any, and interest, if any, with respect to the exchange notes. The Guarantees will be general unsecured obligations of the Guarantors and will rank pari passu with all existing and future unsecured indebtedness of the Guarantors that is not, by its terms, expressly subordinated in right of payment to the Guarantees. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. Except as provided in the covenants described under “—Certain covenants” below, we are not restricted from selling or otherwise disposing of any of the Guarantors.

The Indenture provides that if all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by the Company or any of its Subsidiaries, or, unless we elect otherwise, if any Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such

Guarantor or a designation as an Unrestricted Subsidiary) or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the exchange notes; provided, in each case that such Guarantor is no longer a Guarantor of, or otherwise an obligor with respect to, Senior Indebtedness of the Company. In addition, the Indenture also provides that, if a Restricted Subsidiary is no longer a Guarantor of, or otherwise an obligor with respect to, Senior Indebtedness of the Company, such Guarantor shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the exchange notes as long as no Default or Event of Default has occurred and is continuing, or would occur as a consequence thereof.

A sale of assets or Capital Stock of a Guarantor may constitute an Asset Disposition subject to the “Limitation on sales of assets” covenant.

Equity clawback

Except as set forth below, the exchange notes are not redeemable. At any time, or from time to time, on or prior to July 31, 2006 we may, at our option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the exchange notes issued under the Indenture at a redemption price of 106.875% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1) at least 65% of the principal amount of exchange notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2) we make such redemption not more than 90 days after the consummation of any such Equity Offering.

“Equity Offering” means a public or private offering of Qualified Capital Stock of the Company to any Person in which the gross cash proceeds to the Company are at least $50 million.

No exchange notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made pursuant to the foregoing provision, the Trustee will select the exchange notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of exchange notes to be redeemed at its registered address. If any exchange note is to be redeemed in part only, the notice of redemption that relates to such exchange note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original exchange note. On and after the redemption date, interest will cease to accrue on exchange notes or portions thereof called for redemption as we have deposited with the Paying Agent funds in satisfaction of the redemption price.

Ranking

The exchange notes will be senior unsecured obligations, will rank pari passu in right of payment with all our existing and future Senior Indebtedness and will be senior in right of payment to all our existing and future Subordinated Indebtedness.

The exchange notes will be effectively subordinated to liabilities of our subsidiaries, including trade payables. See “Risk factors — Risks related to the exchange notes — The exchange notes and guarantees will be effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness and all indebtedness and other obligations of our non-guarantor subsidiaries.”

Certain definitions

“Accounts Receivable Entity” means a Person, including, without limitation, a Subsidiary of the Company whose operations consist solely of owning and/or selling accounts receivable of the Company and its Subsidiaries and engaging in other activities in connection with transactions that are Qualified Receivables Transactions.

“Additional Assets” means

(i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business;

(ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (ii) or (iii) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Registrar or Paying Agent or authenticating agent or co-registrar.

“Asset Disposition” means any direct or indirect sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, other than permitted Sale/Leaseback Transactions, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary, or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (x) a disposition by a Restricted Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary and (y) for purposes of the covenant described under “—Certain covenants — Limitation on sales of assets” only, a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain covenants — Limitation on restricted payments”); provided, however, that the following shall not be deemed an Asset Disposition: (A) a transaction or series of related transactions consummated after the Issue Date for which the Company or its Restricted Subsidiaries receives aggregate consideration of up to $20 million during any consecutive 12-month period; provided that such sale or disposition also complies with clause (a)(i) of the covenant under “Limitation on sales of assets”; and (B) insurance proceeds received in connection with any casualty in an amount not to exceed $3 million in the aggregate in any fiscal year; provided that to the extent the Company shall have reinvested such proceeds on the date of any required Asset Sale Offer (or certified to the Trustee that it intends to reinvest within 365 days of such Asset Sale Offer, or, in the case of the rebuilding of a facility with insurance proceeds, as contemplated by clause (B) in this definition of Asset Disposition, such longer time ash may be required to construct such facility) any of such proceeds in equipment, vehicles or other assets used in the Company’s principal lines of business, the resultant Asset Sale Offer shall be reduced by the amount so reinvested or to be reinvested.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the exchange notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock.

“Cash Equivalents” means, at anytime,

(i) any evidence of Indebtedness with a maturity of 180 days or less from the date of acquisition issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(ii) certificates of deposit or acceptances with a maturity of 180 days or less from the date of acquisition of any financial institution that is a member of the Federal Reserve System having’ combined capital and surplus and undivided profits of not less than $300.0 million and whose short-term debt has a rating, at the time when any investment therein is made, of at least “A-1” (or subsequent equivalent rating) by S&P or at least P-1 (or subsequent equivalent rating) by Moody’s;

(iii) commercial paper with a maturity of 180 days or less from the date of acquisition issued by a corporation that is not an Affiliate of the Company organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 (or subsequent equivalent rating) by S&P or at least P-1 (or subsequent equivalent rating) by Moody’s; and

(iv) repurchase agreements and reverse repurchase agreements with terms of more than 30 days relating to obligations of the types described in clause (i) above entered into with a financial institution of the type described in clause (ii) above.

“Change of Control” means the occurrence of any of the following events:

(i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than (a) any Designated Person or (b) combination of Designated Persons, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(ii) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors;

(iii) the Company conveys, transfers or leases all or substantially all its assets to any person or group, in one transaction or a series of transactions other than any conveyance, transfer or lease between the Company and a Wholly Owned Subsidiary; or

(iv) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s common stock, whether now outstanding or issued after the Issue Date, including, without limitation, all series and classes of such common stock.

“Company” means Westinghouse Air Brake Technologies Corporation, a Delaware corporation, until a successor replaces it in accordance with the covenant described in “—Certain covenants — Merger and consolidation,” and thereafter means the successor.

“Consolidated Assets” as of any date of determination means the total amount of assets which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the four most recent fiscal quarters for which the Company has filed financial statements with the SEC pursuant to the requirements of the Exchange Act prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness has been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, except that, in making such calculation, Indebtedness Incurred under a revolving credit or similar arrangement to finance seasonal fluctuations in working capital needs shall be computed on the average daily balance of such Indebtedness during such period unless such Indebtedness is projected in the reasonable judgment of senior management of the Company to remain outstanding for a period in excess of 12 months from the date of Incurrence of such Indebtedness, in which case such Indebtedness will be assumed to have been Incurred on the first day of such coverage period;

(2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months).

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus (x) to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries:

(i) interest expense attributable to capital leases,

(ii) amortization of debt discount and debt issuance cost (excluding debt issuance cost relating to the exchange notes);

(iii) capitalized interest;

(iv) non-cash interest payments;

(v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(vi) net costs under Interest Rate Protection Agreements (including amortization of fees);

(vii) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary;

(viii) interest incurred in connection with Investments in discontinued operations; and

(ix) interest actually paid by the Company or any of its consolidated Restricted Subsidiaries under any Guarantee of Indebtedness of any Person and minus (y) to the extent included in such total interest expense, any amortization by the Company and its consolidated Restricted Subsidiaries of (i) capitalized interest or (ii) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing.

“Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(i) any net income of any Person if such Person is not a Restricted Subsidiary, except that subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (ii) below);

(ii) the net income of any Restricted Subsidiary that is not a Guarantor to this extent that such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(iii) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(iv) extraordinary gains or losses; and

(v) the cumulative effect of a change in accounting principles.

“Continuing Directors” means, as of the date of determination, any members of the Board of Directors of the Company who: (a) was a member of such Board of Directors on the Issue Date (b) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election, or (c) is a representative of a Designated Person.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Agreement” means the Credit Agreement dated as of January 31, 1995, as amended and restated as of November 19, 1999 (as amended on November 16, 2000, March 31, 2001, July 18, 2001, September 17, 2001, November 14, 2001, November 13, 2002, May 17, 2003 and July 17, 2003), among the Company, the guarantors from time to time party thereto, the financial institutions from time to time party thereto and LaSalle Bank National Association, as bookrunner and co-syndication agent, JPMorgan Chase Bank, as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank N.A., as documentation agent and Chase Manhattan Bank USA, N.A. (as successor in interest to Chase Manhattan Bank Delaware), LaSalle Bank National Association and ABN AMRO Bank N.V. as issuing banks, as the same may be amended or modified from time to time, and any agreement or agreements evidencing any refunding, replacement, refinancing or renewal, in whole or in part, of the Credit Agreement; provided that such refunding, replacement, refinancing or renewal shall be effected in the commercial bank lending market, and not in the capital markets.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Person” means Charlesbank Equity Fund II, Limited Partnership, or any of its Controlled Affiliates, Vestar or Vestar Capital or any of their respective Controlled Affiliates.

“Disqualified Capital Stock” means, with respect to any Person, (a) any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Capital Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the exchange notes or (b) any Capital Stock of a Subsidiary.

“EBITDA” for any period means Consolidated Net Income plus the following to the extent deducted in calculating such Consolidated Net Income:

(a) all income tax expense of the Company;

(b) Consolidated Interest Expense;

(c) depreciation expense;

(d) amortization expense; and

(e) other noncash charges (including any charges resulting from the write-down of inventory)” deducted in determining Consolidated Net Income (and not already excluded from the definition of the term “Consolidated Net Income”), in each case for such period.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under compulsion to complete the transaction. The Fair Market Value of any asset or assets shall be determined by the Board of Directors of the Company, acting in good faith, and shall be evidenced by a resolution of such Board of Directors delivered to the Trustee.

“Foreign Subsidiary” means a corporation that is not incorporated under the laws of the United States or any political subdivision thereof and whose business is primarily conducted outside of the United States.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct: or indirect, contingent or otherwise, of such Person:

(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means each Restricted Subsidiary as of the date hereof and any subsidiary that becomes a guarantor of the exchange notes pursuant to the Indenture.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” of any Person means, without duplication,

(i) the principal of and premium (if any) in respect of

(A) indebtedness of such Person for money borrowed and

(B) indebtedness evidenced by exchange notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Capital Stock (but excluding, in each case, any accrued dividends);

(vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as guarantor or otherwise; and

(vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property and assets or the amount of the obligation so secured.

“Interest Rate Protection Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain covenants — Limitation on restricted payments”, (i) “investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such

Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Investment Grade” means Baa3 or higher by Moody’s and BBB- or higher by S&P.

“Issue Date” means the date on which the exchange notes are originally issued.

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided that, as to any such arrangement in corporate form, such corporation shall not, as to any Person of which such corporation is a Subsidiary, be considered to be a Joint Venture to which such Person is a party.

“Legal Holiday” means Saturday, Sunday or a day on which banking institutions in New York, New York or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its debt rating business.

“Net Available Cash” from an Asset Disposition means cash payments and Cash Equivalents received therefrom (including any cash payments and Cash Equivalents received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, and in each case net of all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, Controller, Secretary or any Vice President of the Company or any other obligor upon the securities.

“Officers’ Certificate” means a certificate signed by the Chairman of the Board of Directors, the Vice Chairman, the President or any Vice President and by the Chief Financial Officer, Treasurer or the Secretary of such Person.

“Opinion of Counsel” means an opinion in writing signed by legal counsel who is reasonably acceptable to the Trustee. Such counsel may be an employee of or counsel to the Company, any Subsidiary of the Company or to the Trustee.

“Permitted Investments” means any of the following:

(i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and, in the case of investments in excess of $100,000 in any one bank or trust company, which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above;

(iv) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s; and

(vi) any investment in an Accounts Receivables Entity.

“Permitted Liens” means, with respect to any Person,

(a) Liens existing on the date of the Indenture;

(b) Liens securing Indebtedness described in clause (b)(1) of the covenant described under “— Certain covenants — Limitation on indebtedness” and interest, fees, expenses and other obligations owing under the Credit Agreement and obligations owing under any related guarantee, security or similar agreement;

(c) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries;

(d) Liens securing Purchase Money Indebtedness;

(e) additional Liens for any purpose of up to 15% of the Company’s Consolidated Assets;

(f) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(g) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(h) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

(i) Liens in favor of issuers of surety bonds, performance bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit (and reimbursement obligations thereunder) do not constitute Indebtedness;

(j) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(k) Liens securing Indebtedness incurred to finance the construction„ purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred, and the Indebtedness secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(l) Liens on property or shares of stock of another Person at the times such other Person becomes a Subsidiary of such Person; provided, however, that any such Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries;

(m) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly Owned Subsidiary of such Person (other than an Unrestricted Subsidiary);

(n) Liens Incurred by another Person on assets that are the subject of a Capital Lease Obligation to which such Person or a Subsidiary of such Person is a party; provided, however, that any such Lien may not secure Indebtedness of such Person or any of its Restricted Subsidiaries (except by virtue of clause (vii) of the definition of “Indebtedness”) and may not extend to any other property owned by such Person or any Subsidiary of such Person;

(o) Liens securing Interest Rate Protection Agreements so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing the Interest Rate Protection Agreement;

(p) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien (other than that referred to in clauses (b), (e), (q) and (r)); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased (other than by an amount necessary to pay fees and expenses, including premiums, related to the Refinancing of such Indebtedness);

(q) Liens incurred in connection with any Sale/Leaseback Transaction permitted pursuant to the covenant described under “— Certain covenants — Limitation on sale/leaseback transactions” securing borrowings of up to $20 million;

(r) Liens with respect to any Indebtedness Incurred by any Restricted Subsidiary pursuant to clauses (b) (12) of the covenant described under “— Certain covenants — Limitation on indebtedness”; provided that such Lien shall only be a “Permitted Lien” so long as such Indebtedness requires a restriction on distributions referred to under clauses (b) (12) of the covenant described under “— Certain covenants — Limitation on indebtedness”; and

(s) Liens securing obligations under a Qualified Receivables Transaction; provided that such Liens do not extend to assets other than receivables assets (as defined in the definition of Qualified Receivables Transactions) or stock of the Accounts Receivable Entity.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness

(i) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, including borrowings, in each case where the maturity of such indebtedness does not exceed the anticipated useful life of the asset being financed, and

(ii) Incurred to finance the acquisition or construction by any Subsidiary of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and provided further, however, that the principal amount of such Indebtedness does not exceed the lesser of 85% of the cost or 85% of the fair market value of the asset being financed (such fair market value as determined in good faith by the Board of Directors, as evidenced by a resolution).

“Qualified Capital Stock” means any Capital Stock other than Disqualified Capital Stock.

“Qualified Receivables Transactions” means any sale or sales by the Company or any Restricted Subsidiary of accounts receivable and related assets (the “receivables assets”) intended to be a true sale transaction with customary limited recourse based upon the collectibility of the receivables sold and the corresponding pledge of such receivables assets (or an interest therein), in each case without any guarantee by the Company or any Restricted Subsidiary other than by an Accounts Receivable Entity; provided that such transaction is on market terms at the time the Company, such Restricted Subsidiary or the Accounts Receivable Entity entered into such transaction.

“Rating Agencies” means (a) S&P, (b) Moody’s; or (c) if S&P or Moody’s or both shall not make a rating of the exchange notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody’s or both, as the case may be.

“Refinance” means, in respect of any indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary Incurred in compliance with the Indenture; provided, however, that

(i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing indebtedness is Incurred that is equal to or greater than the Average Life of the indebtedness being Refinanced;

(iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(iv) such Refinancing Indebtedness is subordinated in right of payment to the exchange notes at least to the extent that the Indebtedness to be Refinanced is subordinated in right of payment to the exchange notes.

“Related Business” means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

“Restricted Payment” with respect to any Person means

(i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Capital Stock) or rights to acquire its Capital Stock (other than Disqualified Capital Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)),

(ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or of any Restricted Subsidiary held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Wholly Owned Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Capital Stock), or

(iii) the making of any Investment in any Person (other than (x) a Permitted Investment or (y) any Investment made to acquire a Restricted Subsidiary).

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“S&P” means Standard and Poor’s Rating Group or any successor to its debt rating business.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and leases it back from such Person, other than leases for a term of not more than 12 months or between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

“Securities Act” means the Securities Act of 1933, as amended.

“SEC” means the Securities and Exchange Commission.

“Senior Indebtedness” means

(i) Indebtedness of the Company, whether outstanding on the Issue Date or thereafter Incurred; and

(ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of

(A) Indebtedness of the Company for money borrowed and

(B) Indebtedness evidenced by exchange notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the exchange notes;

provided, however, that Senior Indebtedness shall not include

(1) any obligation of the Company to any Subsidiary,

(2) any liability for federal, state, local or other taxes owed or owing by the Company,

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities),

(4) any Indebtedness of the Company (and any accrued and unpaid interest in respect thereof) which is expressly subordinate in right of payment to any other Indebtedness or other obligation of the Company or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the indenture.

“Significant Subsidiary” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria of a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Indebtedness” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the exchange notes pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

“Trustee” means the party named as such in this Indenture until a successor replaces it in accordance with the applicable provisions hereof, and thereafter means such successor serving hereunder.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that .at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the covenant under “Limitation on Unrestricted Subsidiaries” and (ii) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Vestar” means Vestar WABCO Investors, L.P., a Delaware limited partnership.

“Vestar Capital” means Vestar Capital Partners, Inc., a Delaware corporation.

“Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

Certain covenants

The Indenture contains covenants including, among others, the covenants described below.

Limitation on indebtedness. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (other than Permitted Indebtedness) except that the Company and any Restricted Subsidiary that is a Guarantor may incur Indebtedness if, after giving effect thereto (i) the Consolidated Coverage Ratio at the date of such Incurrence exceeds 2.5 to 1.0 (this clause (i), the “Coverage Ratio Exception”); and (ii) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Indebtedness.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries, may Incur any or all of the following indebtedness (collectively, “Permitted Indebtedness”):

(1) Indebtedness Incurred pursuant to the Credit Agreement so long as the aggregate principal amount of such Indebtedness outstanding at any time shall not exceed $370 million;

(2) Subordinated Indebtedness owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any Subsequent transfer of such Subordinated Indebtedness (other than to another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Subordinated Indebtedness by the Company;

(3) Indebtedness pursuant to the exchange notes issued on the Issue Date;

(4) Indebtedness of such Person outstanding on the Issue Date (other than Indebtedness described in clause (1) of this covenant);

(5) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3) or (4) or this clause (5) of this covenant;

(6) Indebtedness in an aggregate principal amount which, together with all other Indebtedness of the Company then outstanding does not exceed $30 million;

(7) Indebtedness arising out of Capital Lease Obligations, Purchase Money Indebtedness and Sale/Leaseback Transactions permitted pursuant to the covenant described under “Limitation on sale/leaseback transactions” in an aggregate principal amount outstanding at any one time not exceeding $20.0 million;

(8) Indebtedness or Capital Stock issued to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness or Capital Stock (other than to the Company or a Wholly Owned Subsidiary)

shall be deemed, in each case, to constitute the issuance of such Indebtedness or Capital Stock by the issuer thereof;

(9) Indebtedness or Capital Stock of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness or Capital Stock Incurred in connection with, or to, provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and Refinancing Indebtedness Incurred in respect thereof; provided, however, that such Refinancing Indebtedness shall only be permitted under this clause (9) to the extent Incurred by the Subsidiary that originally incurred such Indebtedness;

(10) Indebtedness Incurred by any Restricted Subsidiary that is a Foreign Subsidiary; provided, however, that any such Indebtedness Incurred by such Restricted Subsidiary shall not exceed 20% of the Consolidated Assets of such Restricted Subsidiary;

(11) Indebtedness Incurred by any Restricted Subsidiary that is a Foreign Subsidiary for the purpose of acquiring a Restricted Subsidiary that is a Foreign Subsidiary; provided, the principal amount of such Indebtedness may not exceed the purchase price for such Subsidiary; provided further, that after giving effect to the Incurrence of such Indebtedness, the Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “Limitation on indebtedness,” and any refinancings thereof by such Restricted ‘Subsidiary provided that the principal amount thereof is not increased; and

(12) Indebtedness and other obligations pursuant to Qualified Receivables Transactions in an amount outstanding at any time not to exceed $150.0 million; provided that such amount (together with the amount of Indebtedness then outstanding and incurred pursuant to clause (1) above) shall not exceed $420.0 million in the aggregate at any time outstanding.

(c) The Company shall not, and shall not permit any Guarantor to, directly or indirectly, incur any indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the exchange notes or the applicable Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

Limitation on restricted payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default or Event of Default shall have occurred and be continuing (or would result therefrom); or

(2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “Limitation on indebtedness”; or

(3) the aggregate amount of such Restricted Payment (including such proposed Restricted Payment) made subsequent to the Issue Date would exceed the sum of

(A) 50% of the Consolidated Net Income of the Company earned during the period subsequent to June 30, 2003 and ending prior to the date of such Restricted Payment (such date, the “Reference Date”) (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(B) 100% the aggregate Net Cash Proceeds received by the Company from the issuance or sale subsequent to June 30, 2003 and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); and

(C) $10.0 million.

(b) The provisions of the foregoing paragraph (a) shall not prohibit:

(i) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(ii) the Company and its Restricted Subsidiaries from making loans or advancements to, or investments in, any Joint Venture in an aggregate amount not exceeding $25.0 million plus the lesser of (i) any amounts received as repayment of any such loan, advancement or investment and (ii) the initial amount thereof;

(iii) any purchase or redemption of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Capital Stock and other than Capital Stock issued or sold to a Subsidiary of the Company); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments, and (B) any Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above; and

(iv) loans and advances to employees of the Company or any of its Restricted Subsidiaries for travel, entertainment and relocation expenses in the ordinary course of business in an aggregate amount outstanding at any one time not to exceed $5.0 million.

For purposes of performing the calculation specified in clause (a)(3) above, amounts paid in respect of clause (i) of this paragraph (b) shall be counted as Restricted Payments and amounts paid in respect of clauses (ii) and (iii) of this paragraph (b) shall not be counted as a Restricted Payments. Any sale or transfer of property by an Unrestricted Subsidiary, to the Company or a Restricted Subsidiary with the intention of taking back a lease of that property will be considered a loan to that Unrestricted Subsidiary for this purpose.

Limitation on restrictions on distributions from restricted subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary:

(i) to pay dividends or make any other distributions on its Capital Stock or pay any indebtedness owed to the Company or any Restricted Subsidiary,

(ii) to make any loans or advances to the Company or any Restricted Subsidiary,

(iii) to transfer any of its property or assets to the Company or any Restricted Subsidiary or

(iv) to make payments in respect of any Indebtedness owed to the Company or any Restricted Subsidiary, except:

(1) any such encumbrance or restriction pursuant to: (x) an agreement in effect at or entered into on the Issue Date, (y) the Credit Agreement and any guarantees thereunder or (z) agreements governing Qualified Receivables Transaction, provided that such restrictions only apply to receivables assets (as defined in the definition of Qualified Receivables Transactions) or stock of the Accounts Receivable Entity;

(2) any such encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(3) any such encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1)(x) or (2) of this covenant or contained in any amendment to an agreement referred to in clause (1)(x) or (2) of this covenant; provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Holders of the exchange notes than any such encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(4) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(5) in the case of clause (iii) above, encumbrances and restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(6) any such encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7) any such encumbrance or restriction with respect to any Restricted Subsidiary that is a Foreign Subsidiary pursuant to an agreement relating to Indebtedness permitted to be Incurred pursuant to clause (9) of the covenant described under “Limitation on indebtedness”; and

(8) restrictions imposed by applicable law.

Limitation on sales of assets. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the Fair Market Value thereof;

(ii) at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, consists of cash or Cash Equivalents; provided, however, that the amount of any Senior Indebtedness of the Company or such Restricted Subsidiary that is assumed by the transferee in any such transaction shall be deemed to be cash for purposes of this provision (a);

(iii) upon the consummation of an Asset Disposition, the Company shall apply, or cause such Restricted Subsidiary to apply, an amount equal to 100% of the Net Available Cash from such Asset Disposition within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash to (A) repay, prepay or purchase Senior Indebtedness (including, without limitation, obligations under the Credit Agreement (including cash collateralization of any such obligations)) or (B) acquire Additional Assets; and

(iv) On the 366th day after any Asset Disposition or such earlier date, if any, as the board of directors of the Company determines not to apply the Net Available Cash relating to such Asset Disposition as set forth above in clause (iii)(A) or (B) and the aggregate amount of such Net Available Cash equals at least $5.0 million (the “Asset Sale Offer Trigger Date”), the aggregate amount of such Net Available Cash (such amount, the “Asset Sale Offer Amount”) to make an offer to purchase (the “Asset Sale Offer”) on a date (the “Asset Sale Offer Date”) that is not less than 30 nor more than 60 days following the applicable Asset Sale Offer Trigger Date, from all Holders on a pro rata basis, that amount of exchange notes equal to the Asset Sale Offer Amount at a price equal to 100% of the principal amount: of such exchange notes to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable laws or regulations thereunder in connection with the repurchase of exchange notes pursuant to the indenture. To the extent that the provisions of any applicable laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable laws and regulations and shall not be deemed to have breached its obligations under the indenture by virtue of any conflict.

(b) In the event of the transfer of substantially all (but not all) the property and assets of the Company as an entirety to a Person in a transaction permitted under “Merger and consolidation,” the Successor Company (as defined therein) shall be deemed to have sold the properties and assets of the Company not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Disposition and the Successor Company shall be deemed to have received Net Available Cash in an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the properties and assets not so transferred or sold.

Limitation on affiliate transactions. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof are no less favorable to the Company or such Restricted Subsidiary than those which could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate.

In addition, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Affiliate Transaction unless:

(i) with respect to such Affiliate Transaction involving the aggregate value, remuneration or other consideration of more than $1.0 million but less than or equal to $5.0 million, the Company has obtained approval of a majority of the Board of Directors of the Company (including a majority of the disinterested directors); and

(ii) with respect to such Affiliate Transaction involving the aggregate value, remuneration or other consideration of more than $5.0 million, the Company has delivered to the Trustee an opinion of a nationally recognized investment banking firm to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

(b) The provisions of the foregoing paragraph (a) shall not prohibit:

(i) any Restricted Payment permitted to be paid pursuant to the covenant described under “Limitation on restricted payments”;

(ii) employment, consulting and compensation arrangements and agreements of the Company or any Restricted Subsidiary consistent with past practice or approved by the Board of Directors;

(iii) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors;

(iv) any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

Change of control. (a) Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company repurchase such Holder’s exchange notes (a “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment: date), in accordance with the terms contemplated in paragraph (b) below.

(b) Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s exchange notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control);

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its exchange notes purchased.

(c) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable laws or regulations in connection with the purchase of exchange notes pursuant to this covenant. To the extent that the provisions of any applicable laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature of the exchange notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. In addition, the Company may be prohibited under the terms of its other financing instruments from repurchasing the exchange notes upon a Change of Control. Finally, there can be no assurance that the Company will have the financial ability to purchase the exchange notes upon a Change of Control.

Limitation on unrestricted subsidiaries. The Company may, on or after the Issue Date, designate any Subsidiary of the Company (other than a Subsidiary of the Company which owns Capital Stock of a Restricted Subsidiary or is a Guarantor) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(2) the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the “Designation Amount”) equal to the sum of (A) the Fair Market Value of the Capital Stock of such Subsidiary owned by the Company and/or any of the Restricted Subsidiaries on such date and (B) the aggregate amount of Indebtedness of such Subsidiary owed to the Company and the Restricted Subsidiaries on such date; and

(3) the Company would be permitted to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “—Limitation on indebtedness” at the time of Designation (assuming the effectiveness of such Designation).

In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment in the Designation Amount pursuant to the covenant described under “—Limitation on restricted payments” for all purposes of the Indenture.

The Indenture further provides that the Company shall not, and shall not permit any Restricted Subsidiary to, at any time:

(x) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including any undertaking agreement or instrument evidencing such Indebtedness);

(y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except, in the case of clause (x) or (y), to the extent permitted under the covenant described under “—Limitation on restricted payments.”

The Indenture further provides that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (“Revocation”), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if

(1) no Default or Event of Default shall have occurred and be continuing at the time and after giving effect to such Revocation; and

(2) all Liens and Indebtedness of such Unrestricted Subsidiaries outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

All Designations and Revocations must be evidenced by an officers’ certificate of the Company delivered to the trustee certifying compliance with the foregoing provisions.

Limitation on liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the exchange notes shall be secured equally and ratably with (or prior to, in the case of any Subordinated Indebtedness so secured) the obligations so secured for so long as such obligations are so secured.

Limitation on sale/leaseback transactions. The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Restricted Subsidiary would be entitled to create a Lien on such property without equally and ratably securing the exchange notes pursuant to the covenant described under “Limitation on liens” or (ii) the net proceeds of such sale are at least equal to the fair value (as determined by the Board of Directors) of such property and the Company or such Restricted Subsidiary shall apply or cause to be applied an amount in cash equal to the net proceeds of such sale to the retirement, within 30 days of the effective date of such Sale/Leaseback Transaction, of Senior Indebtedness of the Company (including the exchange notes) or Indebtedness or Preferred Stock of a Restricted Subsidiary.

Merger and consolidation. Neither the Company nor any Guarantor shall consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and the Successor Company (if not the Company or such Guarantor) shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the exchange notes and Indenture or the Guarantor under the Guarantee and Indenture, as applicable;

(ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Event of Default shall have occurred arid be continuing; and

(iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the Coverage Ratio Exception.

The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officer’s Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with the Indenture.

The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the exchange notes.

SEC reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and Holders of the exchange notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s discussion and analysis of financial condition and results of operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the foot exchange notes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any exchange notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act.

Suspension of covenants. During any period in which the exchange notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default has occurred and is continuing under, the indenture (the “Suspension Period”), the covenants described under the following headings, will not apply:

(1) “—Certain covenants — Limitation on indebtedness”;

(2) “—Certain covenants — Limitation on restricted payments”;

(3) “—Certain covenants — Limitation on restrictions on distributions from restricted subsidiaries”;

(4) “—Certain covenants — Limitation on sales of assets”;

(5) “—Certain covenants — Limitation on affiliate transactions”; and

(6) “—Certain covenants — Limitation on unrestricted subsidiaries.”

(collectively, the “Suspended Covenants”). Upon the suspension of the Suspended Covenants, the amount of Net Cash Proceeds for purposes of “—Certain covenants — Limitation on sales of assets” shall be set at zero.

In the event that we and our Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding paragraph and either Rating Agency subsequently withdraws its rating or downgrades its rating of the exchange notes below Investment Grade, or a Default or Event of Default occurs and is continuing, then we and our Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants (such date, the “Reversion Date”). On the Reversion Date, all Indebtedness incurred during the Suspension Period prior to such Reversion Date will be deemed to have been outstanding on the Issue Date and classified as permitted under clause (b)(4) of the covenant “—Limitation on indebtedness.” For purposes of calculating the amount available to be made as Restricted Payments under clause (a)(3) of the covenant “—Limitation on restricted payments,” calculations under that clause will be made with reference to the Issue Date as set forth in that clause. Accordingly, (x) Restricted Payments made during the Suspension Period not otherwise permitted pursuant to clause (b) of the covenant “—Limitation on indebtedness” will reduce the amount available to be made as Restricted Payments under clause (a) of such covenant and (y) the items specified in clauses (a)(3)(A) and (a)(3)(B) of such covenant will increase the amount available to be made as Restricted Payments under clause (a)(3) of such covenant.

The Indenture also permits, without causing a Default or Event of Default, the results of actions taken by us and our Restricted Subsidiaries during the period in which the exchange notes are rated Investment Grade to remain in place after any date on which the exchange notes are no longer rated Investment Grade.

Defaults

An Event of Default is defined in the Indenture as

(i) a default in the payment of interest on the exchange notes when due, continued for 30 days;

(ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise;

(iii) the failure by the Company to comply for 30 days after notice with its obligations under  “—Certain covenants” and its other agreements contained in the Indenture (except in the case of a default with respect to the covenants described under “—Certain covenants — Change of control” and “—Certain covenants — Merger and consolidation,” which will constitute Events of Default with notice but without passage of time);

(iv) Indebtedness of the Company or any Restricted Subsidiary is accelerated by the holders thereof because of a default and the total amount of such Indebtedness accelerated exceeds $10.0 million, or its foreign currency equivalent, with respect to any individual Indebtedness or, together with all Indebtedness unpaid when due after giving effect to any applicable grace period provided in such Indebtedness or accelerated, aggregates $15.0 million, or its foreign currency equivalent (at least $7.5 million of which is Indebtedness that has been accelerated);

(v) certain events of bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary (the “bankruptcy provisions”);

(vi) any judgment or decree for the payment of money in excess of $10.0 million (or its foreign currency equivalent) (to the extent not covered by insurance) with respect to any individual judgment or decree or aggregating $15.0 million (or its foreign currency equivalent) is rendered against the Company or any Restricted Subsidiary and is not discharged, paid or stayed for a period of 60 days after such judgment or judgments become final and non-appealable (the “judgment default provision”); or

(vii) the Guarantee of any Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Guarantee and the indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the indenture or its Guarantee.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding exchange notes may declare the principal of and accrued but unpaid interest on all the exchange notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the exchange notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the exchange notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding exchange notes may rescind any such acceleration with respect to the exchange notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the exchange notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the exchange notes unless:

(i) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(ii) holders of at least 25% in principal amount of the outstanding exchange notes have requested the Trustee to pursue the remedy;

(iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(v) the holders of a majority in principal amount of the outstanding exchange notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding exchange notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder of the exchange notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is not opposed to the interest of the holders of the exchange notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of at least a majority in aggregate principal amount of the exchange notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the exchange notes then outstanding, subject to certain exceptions. However, without the consent of each affected Holder of an outstanding Note, no amendment may, among other things,

(i) reduce the principal amount of exchange notes whose holders must consent to an amendment;

(ii) reduce the stated rate of or extend the stated time for payment of interest, including default interest, on any Note;

(iii) reduce the principal of, any installment of interest on or any premium with respect to any Note, change the Stated Maturity of any Note or change the periods during which any Note may be redeemed as described under “—Equity clawback” above;

(iv) make any Note payable in currency other than that stated in the Note;

(v) impair the right of any Holder of the exchange notes to receive payment of principal of and interest on exchange notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s exchange notes;

(vi) after the Company’s obligation to purchase exchange notes arises thereunder, amend, change or modify in any material respect in a manner adverse to the Holders of the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Asset Sale Offer with respect Ito any Asset Disposition that has been consummated or, after such Change of Control has occurred or such Asset Disposition has been consummated, modify any of the provisions or definitions with respect thereto;

(vii) reduce the percentage in principal amount of outstanding exchange notes the consent of the holders of which is necessary to amend the Indenture, to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

(viii) release any Guarantor from any of its obligations under the Guarantee or the Indenture, except as permitted by the Indenture.

Without the consent of any Holder of the exchange notes, the Company and Trustee may amend the Indenture to: (i) cure any ambiguity, defect or inconsistency, (ii) provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, (iii) provide for uncertificated exchange notes in addition to or in place of certificated exchange notes, to secure the exchange notes, (iv) provide for a replacement trustee, (v) add to the covenants and agreements of the Company, or any other obligor with respect to the exchange notes, for the benefit of the holders of the exchange notes or to surrender any right or power conferred upon the Company, or (vi) to make any change that does not adversely affect the rights of any Holder of the exchange notes.

After an amendment, supplemental indenture or waiver under the Indenture becomes effective, the Company is required to mail to holders of the exchange notes affected thereby a copy of such amendment, supplemental indenture or waiver and a notice briefly describing such amendment, supplemental indenture or waiver. However, the failure to give such notice, or any defect therein, will not impair or affect the validity of the amendment, supplemental indenture or waiver.

No personal liability of directors, officers, employees, incorporator and stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Subsidiaries, as such, shall have any liability for any obligations of the Company or any of its Subsidiaries under the exchange notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of exchange notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes.

Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding exchange notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding exchange notes, except for:

(i) rights of registration of transfer and exchange and the Company’s right of redemption;

(ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen exchange notes;

(iii) rights of holders of the exchange notes to receive payments of principal and interest on the exchange notes;

(iv) rights, obligations and immunities of the Trustee under the Indenture; and

(v) rights of the holders of the exchange notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them.

In addition, the Company may, at its option and at any time, elect to have obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the exchange notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “-Default” will no longer constitute an Event of Default.

In order to exercise either Legal Defeasance or Covenant Defeasance, the Company:

(1) must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the exchange notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the, Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit: and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the Company shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of the Company between the elate of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all exchange notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the exchange notes, as expressly provided for in the Indenture) as to all outstanding exchange notes when:

(1) either:

(a) all the exchange notes theretofore authenticated and delivered (except lost, stolen or destroyed exchange notes which have been replaced or paid and exchange notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all exchange notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the exchange notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the exchange notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the Indenture by the Company; and

(3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Concerning the trustee

The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the exchange notes.

Governing law

The Indenture provides that it and the exchange notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain United States federal income tax consequences of exchanging original notes for exchange notes and of the purchase, ownership and disposition of the exchange notes. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to those persons who hold the original notes and exchange notes as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address all aspects of United States federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under United States federal income tax law (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who have acquired original notes and exchange notes as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, persons owning original notes and exchange notes through partnerships or other pass-through entities, or former citizens or residents of the United States). In addition, this summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdictions.

This summary is for general information only. Each prospective investor should consult its tax advisor as to the particular tax consequences to such purchaser of exchanging original notes for exchange notes and of the purchase, ownership and disposition of the exchange notes, including the applicability of any federal estate or gift tax laws or any state, local or foreign tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

United States taxation of United States holders

The following summary is limited to the U.S. federal income tax consequences relevant to a holder that is:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust.

Each of the above is referred to herein as a U.S. holder. A “non-U.S. holder” is a holder that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

A partnership for U.S. federal income tax purposes is not subject to income tax on income derived from holding the exchange notes. A partner of the partnership may be subject to tax on such income under rules similar to the rules for U.S. holders or non-U.S. holders depending on whether (i) the partner is a U.S. or a non-U.S. person, and (ii) the partnership is or is not engaged in a U.S. trade or business to which income or gain from the exchange notes is effectively connected. If you are a partner of a partnership acquiring the exchange notes, you should consult your tax advisor about the U.S. tax consequences of holding and disposing of the exchange notes.

Payments of interest

It is expected that the exchange notes will not be issued with original issue discount. Stated interest payable on the exchange notes generally will be included in the gross income of a U.S. holder as ordinary interest income at the time accrued or received, in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes.

Disposition of the Exchange Notes

Upon the sale, exchange, redemption or other disposition of an exchange note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between:

•	the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above); and

•	such holder’s adjusted tax basis in the exchange note.

Gain or loss recognized on the disposition of an exchange note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. holder’s holding period for the exchange note is more than 12 months. In general, the maximum federal long-term capital gain rate is currently 15% for noncorporate U.S. holders through 2008 and 35% for corporate U.S. holders. The deductibility of capital losses by U.S. holders is subject to limitations.

Exchange offer

The exchange of an original note for an exchange note pursuant to the exchange offer will not constitute a “significant modification” of the original note for United States federal income tax purposes and, accordingly, the exchange note received will be treated as a continuation of the original note in the hands of such holder. As a result:

•	a holder will not recognize taxable gain or loss as a result of exchanging original notes for notes pursuant to the exchange offer;

•	the holding period of the exchange notes will include the holding period of the original notes exchanged therefor; and

•	the adjusted tax basis of the exchange notes immediately after the exchange will be the same as the adjusted tax basis immediately prior to the exchange of the original notes exchanged therefor.

U.S. federal income taxation of non-U.S. holders

Payments of interest

Subject to the discussion of backup withholding below, payments of principal and interest received or accrued by a non-U.S. holder will not be subject to United States federal withholding tax, provided that:

•	the non-U.S. holder does not, directly or indirectly, actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote within Section 871(h)(3) of the Code and the regulations thereunder;

•	the non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through stock ownership;

•	the non-U.S. holder is not a bank described in Section 881(c)(3)(A) of the Code; and

•

either (A) the beneficial owner of the exchange notes certifies to us or our agent on IRS Form W-8BEN (or a suitable substitute form or successor form), under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) and provides its name and address, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the exchange notes on behalf of the beneficial owner certifies to us or our agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnished us with a copy thereof, known as the “Portfolio Interest Exemption.”

If a non-U.S. holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such non-U.S. holder will be subject to a 30% withholding tax unless the beneficial owner of the exchange note provides us or our agent, as the case may be, with a properly executed:

•	IRS Form W-8BEN (or successor form) claiming an exemption from withholding under the benefit of a tax treaty; or

•	IRS Form W-8ECI (or successor form) stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

The certification requirement described above also may require a non-U.S. holder that provides an IRS form, or that claims the benefit or an income tax treaty, to provide its U.S. taxpayer identification number.

The applicable regulations generally also require, in the case of an exchange note held by a foreign partnership, that:

•	the certification described above be provided by the partnership; and

•	the partnership provide certain information, including a U.S. taxpayer identification number.

In the case of an exchange note held by a foreign trust, the regulations generally require that:

•	the certification described above be provided by the beneficial owners depending upon whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the Treasury Regulations; and

•	the trust provide certain information, including U.S. taxpayer identification number.

Further, a look-through rule will apply in the case of tiered partnerships, foreign simple trusts and foreign grantor trusts. We suggest that you consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

Disposition of exchange notes

A non-U.S. holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain realized on the disposition of an exchange note, unless:

•	the gain is effectively connected with a United States trade or business conducted by the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and certain other requirements are satisfied; or

•	the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

Effectively connected income

If interest and other payments received by a non-U.S. holder with respect to the exchange notes (including proceeds from the disposition of the exchange notes) are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or the non-U.S. holder is otherwise subject to United States federal income taxation on a net basis with respect to such holder’s ownership of the exchange notes), such non-U.S. holder will generally be subject to the rules described above under “United States taxation of United States holders” (subject to any modification provided under an applicable income tax treaty). If such holder is a foreign corporation, the non-U.S. holder may also be subject to the branch profits tax, equal to 30% of its effectively connected earnings and profits for the year, subject to adjustments.

Exchange of exchange notes

The exchange of original notes for registered exchange notes in the exchange offer will not constitute a taxable event for a non-U.S. holder.

Information reporting and backup withholding

U.S. holders

For each calendar year in which the exchange notes are outstanding, we are required to provide the IRS with certain information, including:

•	the beneficial owner’s name, address and taxpayer identification number;

•	the aggregate amount of interest paid to that beneficial owner during the calendar year; and

•	the amount of tax withheld, if any.

This obligation, however, does not apply with respect to certain payments to U.S. holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

In the event that a U.S. holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, we, our agents or paying agents or a broker may be required to “backup” withhold tax on each payment of interest and principal (and premium or liquidated damages, if any) on the exchange notes. The amount of the withholding will be equal to the product of the fourth lowest rate of tax applicable to single filers and the amount of the payment. This rate is 28 percent for tax years beginning in 2003. This backup withholding is not an additional tax and may be credited against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Non-U.S. holders

We must report annually to the IRS and to each non-U.S. holder any interest paid to the non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides. Under current Treasury Regulations, United States backup withholding tax will not apply to payments on an exchange note to a non-U.S. holder if the statement described in “U.S. federal income taxation of non-U.S. holders-Payments of interest” is duly provided by such holder or the holder otherwise establishes an exemption, provided that the payer does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any claimed exemption are not satisfied.

Generally, information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of an exchange note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

Payment of the proceeds of any such sale effected outside the United States by a foreign office or any broker that is described in the four bullet points of the preceding sentence may be subject to backup withholding tax and will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the exchange note provides the statement described in “U.S. federal income taxation of non-U.S. holders-Payments of interest” or otherwise establishes an exemption.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for original notes if the broker-dealer acquired the original notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date (as defined herein) we will make this prospectus, as amended or supplemented, available to any broker-dealer who requests it in the letter of transmittal for use in connection with any such resale. In addition, until March 21, 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or other persons. Broker-dealers may from time to time sell exchange notes received for their own accounts in the exchange offer in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us in writing before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished to the broker-dealer copies of any amendment or supplement to the prospectus. We have agreed in the exchange and registration rights agreement that for a period of 180 days after the expiration date (as defined herein), we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the registered exchange offer (including the expenses of one counsel for the holder of the exchange notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon for us by Reed Smith LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule as of December 31, 2002 and for the year then ended, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 (No. 333-110600) under the Securities Act of 1933 relating to the exchange notes offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.wabtec.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 Because our common stock is listed on the NYSE, you may also inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

You may request a copy of these filings at no cost by writing to us at the following mailing address or telephoning us at the following number: Westinghouse Air Brake Technologies Corporation, 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148, Attention: Vice President Investor Relations (telephone number  412-825-1000).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

1. Section 145 of the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145 also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a former or present director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made with respect to a person who was or is a director or officer at the time of determination:

(1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum; or

(2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; or

(3) if there are no such directors, or, if such directors so direct, by independent legal counsel in a written opinion; or

(4) by the stockholders.

Section 145 permits a Delaware business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability.

2. Section 102(b)(7) of the DGCL. Section 102(b)(7) of the DGCL provides that a corporation may set forth in its Certificate of Incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL regarding the unlawful payment of dividends or approval of unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective (in the case of the Company, October 19, 1989). As noted in paragraph 3 below, the Company’s Amended and Restated Certificate of Incorporation (the “Company Charter”) includes a provision contemplated by Section 102(b)(7) of the DGCL.

3. Certificate of Incorporation Provision on Liability of Directors. The Company Charter eliminates the liability of its directors to the fullest extent permitted by Section 102(b)(7) of the DGCL. The Company Charter provides that the Company’s directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transactions from which a director derived an improper personal benefit. This provision does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief are available under Delaware law.

4. Indemnification Agreements. The Company has entered or intends to enter into Indemnification Agreements (the “Indemnification Agreements”) with its directors, officers and certain employees, agents, fiduciaries and designees (each an “Authorized Representative”). The Indemnification Agreements authorize the Company to pay all or part of certain expenses and liabilities of the Authorized Representatives, either in advance or otherwise, upon written request from such Authorized Representatives. The Indemnification Agreements indemnify the Authorized Representatives in accordance with and to the maximum extent permitted by the Company Charter and Sections 102(b)(7) and 145 of the DGCL, all as described in the immediately preceding paragraphs.

5. Director and Officer Liability Insurance. The Company maintains director and officer liability insurance covering its directors and officers with respect to certain liabilities which they may incur in connection with their serving as such.

Item 21. Exhibits

(a) A list of exhibits filed with this registration statement on Form S-4 is set forth on the Index to Exhibits and is incorporated in this Item 21 by reference.

(b) The following report of independent auditors are filed with this registration statement and should be read in conjunction with the financial statements incorporated by reference herein:

Report of Independent Auditors on Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

All other schedules are not applicable and have therefore been omitted.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes :

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent to more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents field subsequent to the effective date of the registration statement through the date of responding to this request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilmerding, state of Pennsylvania, on December 17, 2003.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By:	/S/ GREGORY T. H. DAVIES

Name: Gregory T. H. Davies Title: President, Chief Executive Officer, and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alvaro Garcia-Tunon, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or its or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements and the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM A. KASSLING William A. Kassling	Director; Chairman of the Board	December 17, 2003

/S/ EMILIO A. FERNANDEZ Emilio A. Fernandez	Director; Vice Chairman of the Board	December 17, 2003

/s/ GREGORY T. H. DAVIES Gregory T. H. Davies	Chief Executive Officer; President; Director (Principal Executive Officer)	December 17, 2003

/s/ ROBERT J. BROOKS Robert J. Brooks	Executive Vice President—Strategic Development; Director	December 17, 2003

/s/ ALVARO GARCIA-TUNON Alvaro Garcia-Tunon	Chief Financial Officer; Senior Vice President; Secretary (Principal Financial Officer and Principal Accounting Officer)	December 17, 2003

/s/ KIM G. DAVIS Kim G. Davis	Director	December 17, 2003

/S/ LEE B. FOSTER, II Lee B. Foster, II	Director	December 17, 2003

Signature	Title	Date

/s/ MICHAEL W.D. HOWELL Michael W.D. Howell	Director	December 17, 2003

/s/ JAMES V. NAPIER James V. Napier	Director	December 17, 2003

Exhibit Index

Exhibit Number		Exhibit Description	Method of Filing

3.01		Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended March 30, 1995	2

3.02		Amended and Restated Bylaws of the Company, as adopted effective November 19, 1999, incorporated herein by reference to	5

4.01	(a)	Indenture with the Bank of New York as Trustee dated as of August 6, 2003	12

4.01	(b)	Resolutions Adopted July 23, 2003 by the Board of Directors establishing the terms of the offering of up to $150,000,000 aggregate principal amount of 6.875% Notes due 2013	12

4.02		Purchase Agreement, dated July 23, 2003, by and between the Company and the initial purchasers	12

4.03		Exchange and Registration Rights Agreement, dated August 6, 2003, by and between the Company and the initial purchasers	12

5.01		Opinion of Reed Smith LLP	12

10.1		MotivePower Stock Option Agreement (originally included as Annex B to the Joint Proxy Statement/Prospectus)	5

10.2		Westinghouse Air Brake Stock Option Agreement (originally included as Annex C to the Joint Proxy Statement/Prospectus)	5

10.3		Voting Agreement dated as of September 26, 1999 among William E. Kassling, Robert J. Brooks, Harvard Private Capital Holdings, Inc. Vestar Equity Partners, L.P. and MotivePower Industries, Inc. (originally included as Annex D to the Joint Proxy Statement/Prospectus)	5

10.9		Amended and Restated Refinancing Credit Agreement dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York (Schedules and Exhibits omitted)	6

10.10		Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the RAC Voting Trust (“Voting Trust”), Vestar Equity Partners, L.P. (“Vestar Equity”), Harvard Private Capital Holdings, Inc. (“Harvard”), American Industrial Partners Capital Fund II, L.P. (“AIP”) and the Company	3

10.12		Indemnification Agreement dated January 31, 1995 between the Company and the Voting Trust Trustees	2

10.13		Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc., dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2

10.14		Letter Agreement (undated) between the Company and American Standard Inc. on environmental costs and sharing	2

10.15		Purchase Agreement dated as of June 17, 1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2

Exhibit Number	Exhibit Description	Method of Filing

10.16	Asset Purchase Agreement dated as of January 23, 1995 among the Company, Pulse Acquisition Corporation, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc. and the Pulse Shareholders (Schedules and Exhibits omitted)	2

10.17	License Agreement dated as of December 31, 1993 between SAB WABCO Holdings B.V. and the Company	2

10.18	Letter Agreement dated as of January 19, 1995 between the Company and Vestar Capital Partners, Inc.	2

10.19	Westinghouse Air Brake Company 1995 Stock Incentive Plan, as amended	4

10.20	Westinghouse Air Brake Company 1995 Non-Employee Directors’ Fee and Stock Option Plan, as amended	6

10.22	Letter Agreement dated as of January 1, 1995 between the Company and Vestar Capital Partners, Inc.	2

10.23	Form of Indemnification Agreement between the Company and Authorized Representatives	2

10.27	Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the Voting Trust, Vestar, Harvard, AIP and the Company	3

10.28	Common Stock Registration Rights Agreement dated as of March 5, 1997 among the Company, Harvard, AIP and the Voting Trust	3

10.29	1998 Employee Stock Purchase Plan	4

10.32	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan	7

10.33	Amendment No. 1, dated as of November 16, 2000, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	8

10.34	Amendment No. 2, dated as of March 30, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	10

Exhibit Number	Exhibit Description	Method of Filing

10.35	Amendment No. 3, dated as of July 18, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, The Chase Manhattan Bank as administrative agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	10

10.36	Amendment No. 4, dated as of September 17, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, LaSalle Bank National Association, The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	10

10.37	Amendment No. 5, dated as of November 14, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	10

10.38	Amendment No. 6, dated as of November 13, 2002, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank as administrative agent, and The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, LaSalle Bank National Association, as an issuing bank, ABN AMRO Bank N.V., as an issuing bank, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999	11

Exhibit Number	Exhibit Description	Method of Filing

10.39	Asset Purchase Agreement, by and between General Electric Company, through its GE Transportation Systems business and Westinghouse Air Brake Technologies Corporation, dated as of July 24, 2001	9

10.40	Amendment No. 7, dated as of May 17, 2003, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks from Time to Time Party Thereto and LaSalle Bank National Association, as bookrunner and co-syndication agent, JPMorgan Chase Bank, as administrative agent, and The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, LaSalle Bank National Association, as an issuing bank, ABN AMRO Bank N.V., as an issuing bank, and Chase Manhattan Bank USA, N.A. (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank and The Bank of New York which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999.	12

10.41	Amendment No. 8, dated as of July 17, 2003, by and among the Company and the Guarantors from Time to Time Party Thereto, and The Banks from Time to Time Party Thereto and LaSalle Bank National Association, as bookrunner and co-syndication agent, JPMorgan Chase Bank, as administrative agent, and The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, LaSalle Bank National Association, as an issuing bank, ABN AMRO Bank N.V., as an issuing bank, and Chase Manhattan Bank USA, N.A. (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank and The Bank of New York, which was filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999.	12

12.01	Statements re computation of ratio	12

21.01	Subsidiaries of the Registrant.	12

23.01	Consent of Independent Auditors	1

23.02	Consent of Reed Smith LLP (included in Exhibit 5.01)	12

24.01	Power of attorney	12

25.01	Statement of eligibility of trustee	12

99.01	Letter of Transmittal with respect to the exchange offer	12

99.02	Notice of Guaranteed Delivery with respect to the exchange offer	12

99.03	Letter to DTC Participants regarding exchange offer	12

99.04	Letter to Beneficial Holders regarding the exchange offer	12

1	Filed herewith.

2	Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 33-90866).

3	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 1997.

4	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 1998.

5	Filed as part of the Company’s Registration Statement on Form S-4 (No. 333-88903).

6	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999.

7	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2000.

8	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000.

9	Filed as an exhibit to the Company’s Current Report on Form 8-K, dated November 13, 2001.

10	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 2001.

11	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 2002.

12	Filed as an exhibit to the Company’s Registration Statement on Form S-4 as previously filed on November 19, 2003.